NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 2, 2019

AND

INFORMATION CIRCULAR - PROXY STATEMENT
DATED MARCH 14, 2019

These materials are important and require your immediate attention.
If you have questions or require assistance with voting your shares, you may contact Baytex's proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

LETTER TO SHAREHOLDERS

March 14, 2019

Dear Fellow Shareholders:
On behalf of the Board of Directors, I am pleased to invite you to our 2019 annual and special meeting of shareholders. It will be held at 3:00 p.m. (Calgary time) on Thursday, May 2, 2019 at the Calgary Petroleum Club.
This past year has been transformational as Baytex executed a strategic combination with Raging River Exploration Inc. We have now repositioned our company as a top-tier North American oil producer with a strengthened balance sheet and an impressive suite of high quality assets. As part of this combination, I was pleased to take on the role of Chairman and, as a result, this will mark my first shareholder meeting as Chairman of Baytex.
The Board of Directors is committed to delivering returns to shareholders, paying particular attention to value creation and board governance - areas that are fundamental to Baytex’s sustainability and future success. With this in mind, as you review our information circular, I would like to highlight some of our practices and some of the notable changes we have made this year.
BOARD STRUCTURE AND GOVERNANCE
Board refreshment:

•	reduced the number of director nominees to eight (we currently have ten directors)

•	appointment of a new Lead Independent Director, new chair of the Human Resources and Compensation Committee and new chair of the Nominating and Governance Committee

•	we have no "over-boarded" directors

•	board refreshment changes were a result of a post-merger board self evaluation process
Independent structure:

▪	all of our committees, including committee chairs, are comprised entirely of independent directors

▪	appointed a Lead Independent Director

▪	board and board committee meetings include in camera sessions
Diversity:

▪	Trudy Curran has been appointed chair of our Nominating and Governance Committee

▪	one female director nominee

▪	we have also established a written target of 20% for the representation of women on our board by year-end 2020
In connection with the changes to our Board, both Ray Chan and Gary Bugeaud decided to not stand for election as directors this year. I would like to thank Ray for his 20 plus years of service to Baytex, Gary for his 15 year involvement with Raging River and my predecessor companies and both of them for their efforts in bringing about the combination of Baytex and Raging River.
COMPENSATION
At our 2018 annual meeting, 75.38% of voting shareholders voted in favour of accepting our approach to executive compensation. We want to do better. Given the foregoing, some of the changes and decisions we made in 2018 regarding compensation are highlighted below.

Compensation Policy and Program changes:

▪	adopted a clawback policy for executive officers

•	for 2019, revised the performance factors used to:

◦	establish our annual bonus pool

◦	determine the multiplier for our performance share awards

◦	assess our President and CEO

▪	changed how the multiplier is calculated for our performance share awards to create greater alignment between shareholder returns and the multiplier applied to our performance awards

•	amended our share award incentive plan to:

◦	make share awards subject to a double trigger in the event of a change of control

◦	extended the vesting of our share awards to 1/3 per year (instead of 1/6 every six months)
Compensation Decisions:

▪	used our discretion to deem the Raging River merger to not be a change of control under our Share Award Incentive Plan and, as a result, did not vest our outstanding share awards

▪	used our discretion to reduce the corporate performance factor score used to determine the annual bonus pool (to 85% from 120%)

▪	for the fourth consecutive year held Named Executive Officer salaries flat
•continued to drive our cost structure lower

◦	per unit G&A costs improved to $1.56/boe in 2018, as compared to $1.85/boe in 2017

◦	executive team was reduced from 21 (Baytex and Raging River combined) at year-end 2017, to 14 following the merger and then 11 by year-end 2018

◦	employee headcount reduced from 289 (Baytex and Raging River combined) at year-end 2017 to 242 by year-end 2018

•	reduced Chairman of the Board annual retainer from $260,000 to $125,000 and the value of the annual director share award grants from $150,000 per year to $125,000
LOOKING AHEAD
The Raging River combination has repositioned our business, with a strengthened balance sheet and tremendous assets, we are set up for success. We have significantly refreshed our board and made improvements to our compensation programs, but we are not done. We will continue to review our programs and make changes that we think will further our primary goal - shareholder returns.
If you wish to provide input on our governance and compensation practices, we would welcome your feedback. You can contact us by writing to Baytex Energy, 2800, 520 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, by email at investor@baytexenergy.com or by telephone at 1-800-524-5521.
Your vote is important. Please take some time to read the attached management proxy circular before you decide how to vote your shares.

Sincerely,
Neil J. Roszell
Chairman of the Board

NOTICE OF MEETING OF SHAREHOLDERS

MEETING INFORMATION		AGENDA
Date:	Thursday May 2, 2019	1. To receive and consider our consolidated financial statements for the year ended December 31, 2018, together with the report of the auditors.

Time:	3:00 p.m.	2. Elect eight (8) directors.
	(Calgary time)	3. Appoint the auditors and authorize the directors to fix their remuneration.

Place:	Devonian Room	4. Consider a non-binding advisory resolution to accept our approach to executive compensation.
Calgary Petroleum Club
	319 - 5th Avenue SW	5. Consider a resolution to approve the unallocated awards under our Share Award Incentive Plan.
Calgary, Alberta
6. Transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting (including the full text of the resolutions) are set forth in the information circular - proxy statement accompanying this notice.
If you are unable to attend the meeting in person, we request that you complete, date and sign the form of proxy and return it by mail, hand delivery, or fax to our transfer agent, Computershare Trust Company of Canada, as follows:

	BENEFICIAL SHAREHOLDERS	REGISTERD SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate
INTERNET	www.proxyvote.com	www.investorvote.com
TELEPHONE OR FAX	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on April 30, 2019 or at least 48 hours prior to the time of any adjournment of the meeting. See the information circular - proxy statement for further instructions on internet voting.
In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at https://investorvote.com/.
Only shareholders of record at the close of business on March 14, 2019 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 14th day of March, 2019.
By order of the Board of Directors
Sincerely,
Edward D. Lafehr
President and Chief Executive Officer

BAYTEX ENERGY CORP.
Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on Thursday, May 2, 2019
SOLICITATION OF PROXIES
This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual and special meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Thursday, May 2, 2019 in the Devonian Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta and at any adjournment thereof. In this information circular - proxy statement, references to "Baytex", "we", "us", "our" and the "Corporation" refer to Baytex Energy Corp., references to "Baytex Energy" refer to our wholly-owned subsidiary, Baytex Energy Ltd.
Forms of proxy must be deposited with Computershare Trust Company of Canada by mail or courier at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or by fax to 1-866-249-7775 (outside North America to 1-416-263-9524) not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at www.investorvote.com/. Shareholders will be prompted to enter the control number which is located on the form of proxy. A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on April 30, 2019 or at least 48 hours prior to the time of any adjournment of the meeting. The website may also be used to appoint a proxy holder to attend and vote at the meeting on the shareholder's behalf and to convey a shareholder's voting instructions.
Only shareholders of record at the close of business on March 14, 2019 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.
The persons named in the enclosed form of proxy are our officers. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its

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purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website www.proxyvote.com or call their toll-free telephone number to instruct them how to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. Baytex may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Those shareholders who have not objected to Baytex knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group ("Laurel Hill") to conveniently obtain a vote directly over the phone. If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the shares voted.
NOTICE-AND-ACCESS
We have elected to use the "notice-and-access" provisions under National Instrument 54-101 "Communications with Beneficial Owners of Securities of a Reporting Issuer" (the "Notice-and-Access Provisions") for the meeting in respect of mailings to beneficial holders of our common shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) and registered holders of our common shares (i.e., a shareholder whose name appears on our records as a holder of common shares). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials on-line.
We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some shareholders together with a notice of a meeting of its shareholders. A paper copy of the notice of meeting, this information circular – proxy statement, and a form of proxy or voting instruction form will be mailed to those shareholders who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our common shares who previously requested to receive such information.
We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.
REVOCABILITY OF PROXY
Only a registered shareholder may revoke their proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.
Beneficial holders who wish to change their vote must, in sufficient time in advance of the meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out above.

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PERSONS MAKING THE SOLICITATION
This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.
We have also retained Laurel Hill to assist us with corporate governance advisory services and communicating with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of $32,500, plus out-of-pocket expenses. We will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
EXERCISE OF DISCRETION BY PROXY
The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
We are authorized to issue an unlimited number of common shares without nominal or par value. As at March 14, 2019 there were 555,872,167 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.
As at March 14, 2019, our nominee directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 12,823,072 common shares, representing approximately 2.3% of the issued and outstanding common shares (and the votes entitled to be cast at the meeting). To the knowledge of our directors and officers, as at March 14, 2019, no person or company beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting.
QUORUM FOR MEETING
At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.
APPROVAL REQUIREMENTS
All matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution by or on behalf of shareholders present.

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MATTERS TO BE ACTED UPON AT THE MEETING
Election of Directors
The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders or the board of directors (the "Board"). The Board has fixed the number of directors at eight. The eight nominees proposed for election as directors of Baytex are as follows:

Mark R. Bly	Edward D. LaFehr	David L. Pearce
Trudy M. Curran	Gregory K. Melchin	Neil J. Roszell
Naveen Dargan	Kevin D. Olson
Unless otherwise directed, it is the intention of management to vote proxies in favour of these eight (8) nominees. In the event that a vacancy among such nominees occurs because of death or for any other reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.
Voting for the election of directors will be conducted on an individual, and not slate, basis. Management of Baytex recommends that shareholders vote FOR the election of each of these nominees. The persons named in the enclosed form of proxy intend to vote FOR the election of each of these nominees unless the shareholder specifies that the authority to do so is withheld.
Majority Voting
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders' meeting represent less than a majority of the common shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board's consideration. In determining whether the resignation should be accepted, the Board will consider all factors that it deems relevant, including, without limitation, the composition of the Board, the voting results and whether acceptance of the resignation is in the best interests of Baytex. Absent extraordinary circumstances, the Board will accept the resignation. The Board's decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the shareholders' meeting. The policy does not apply in circumstances involving contested director elections.
Advance Notice By-Law
We have adopted an advance notice by-law ("By-Law No. 2") which was ratified by shareholders at the 2014 annual and special meeting of shareholders. By-Law No. 2 provides that advance notice must be given to Baytex in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a "proposal" made in accordance with the Business Corporations Act (Alberta); or (b) a requisition of a meeting made pursuant to the Business Corporations Act (Alberta). It also stipulates a deadline by which shareholders must notify Baytex of their intention to nominate directors and sets out the information that shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding said nominees. No person nominated by a shareholder will be eligible for election as a director of Baytex unless nominated in accordance with the provisions of By-Law No. 2. As of the date of this information circular - proxy statement, we have not received any nominations via the advance notice mechanism.

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Proposed Directors
For each person proposed to be nominated for election as a director of Baytex, the following table sets forth their name, place of residence, age (at December 31, 2018), the year in which they became a director, a brief biography, their membership on committees of the Board, their attendance at Board and committee meetings during 2018, the number and value of common shares and other securities beneficially owned, controlled or directed (directly or indirectly) by them and the votes for and withheld for their election at the last annual meeting of shareholders. This information is based partly on our records and partly on information received by us from the nominees.

Neil J. Roszell		Non-Independent | Age 51 | Calgary, Alberta, Canada | Director Since 2018

Mr. Roszell was appointed Chairman of the Board of Baytex on August 22, 2018. He is a professional engineer with 25 years of industry experience. Mr. Roszell was the Executive Chairman and Chief Executive Officer of Raging River Exploration Inc. ("Raging River") from June 2017 until August 2018 and Raging River’s President and Chief Executive Officer from incorporation in 2012. Mr. Roszell was the President and Chief Executive Officer of Wild Stream Exploration Inc. from October 2009 until March 2012, the President and Chief Executive Officer of Wild River Resources Ltd. from February 2007 until July 2009, the President and Chief Operating Officer of Prairie Schooner Energy Ltd. from August 2004 until September 2006 and the Vice President, Engineering of Great Northern Exploration Ltd. from September 2001 to June 2004. He received a Bachelor of Applied Science degree in Engineering from the University of Regina in 1991.

2018 Voting Results			Board / Committee Membership			Meetings Attended	Total Attendance
n/a n/a n/a	for withheld votes cast	n/a n/a n/a	Board (Chair)			4/4	100%
			Mr. Roszell is not a member of any Board committees, however, he is usually invited by the Chair of each Board committee to attend the meetings of such committee.

Baytex Securities held as at (1)	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Mar. 14, 2019	10,265,609	23,713,557	-	-	56,155	129,718	23,843,275
Other public company boards
None

5

Mark. R. Bly		Lead Independent | Age 59 | Incline Village, NV, U.S.A. | Director Since 2017

Mr. Bly was appointed Lead Independent Director on March 5, 2019 after having been appointed to the Board in 2017. Mr. Bly is an independent businessman with over 35 years of experience in the oil and gas industry, primarily with BP, a global producer of oil and gas.  At BP, Mr. Bly held various senior leadership roles in its domestic and international operations, including leading the North American onshore unit, Group Vice President for approximately 25% of BP's global production, and Executive Vice President of Group Safety and Operational Risk. Since retiring from BP in 2013, Mr. Bly has worked with private oil and gas production and service companies serving as an executive, board member and advisor.  Mr. Bly holds a Master of Science degree in structural engineering from the University of California, Berkeley and a Bachelor of Science degree in civil engineering from the University of California, Davis.

2018 Voting Results			Board / Committee Membership			Meetings Attended	Total Attendance
96.64%	for	52,099,407	Board			10/10	100%
3.36%	withheld	1,812,965	Reserves Committee			1/1
100%	votes cast	53,912,372	Audit Committee			1/1
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Mar. 14, 2019	137,029	316,537	-	-	71,151	164,359	480,896
Mar. 1, 2018	30,000	93,600	-	-	35,971	112,230	205,830
Other public company boards
Vista Oil & Gas S.A.B. de C.V.

Trudy M. Curran		Independent | Age 56 | Calgary, Alberta, Canada | Director Since 2016

Ms. Curran is a retired businesswoman with experience in executive compensation, mergers and acquisitions, financing and governance. She is currently serving as interim managing director of Riversdale Resources Ltd., a public Australian incorporated coal development company. She served as an officer of Canadian Oil Sands Limited from September 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a director of Syncrude Canada Ltd. where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. She serves on the Executive Committee of the Calgary chapter of the Institute of Corporate Directors and is a member of the Alberta Securities Commission and serves on its Human Resources and Compensation Committee. Ms. Curran holds a Bachelor of Arts degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors.

2018 Voting Results			Board / Committee Membership			Meetings Attended	Total Attendance
96.56% 3.44% 100%	for withheld votes cast	52,056,705 1,855,667 53,912,372	Board			10/10	100%
			Human Resources and Compensation Committee			4/4
			Nominating and Governance Committee			1/1
			Audit Committee			4/4
			Reserves Committee			1/1
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Mar. 14, 2019	62,220	143,728	1,126	2,601	79,865	184,488	330,817
Mar. 1, 2018	30,911	96,442	3,378	10,539	53,678	167,475	274,457
Mar. 1, 2017	24,252	118,107	5,630	27,418	26,702	130,039	275,564
Other public company boards
Riversdale Resources Ltd.

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Naveen Dargan		Independent | Age 61 | Calgary, Alberta, Canada | Director Since 2003

Mr. Dargan has been an independent businessman since June 2003. Prior thereto, he worked for over 20 years in the investment banking business, finishing his career as Senior Managing Director and Head of Energy Investment Banking at Raymond James Ltd. Since 2003, Mr. Dargan has served on various boards for companies in the Energy Industry, Energy Services Industry and one Philanthropic Organization. Mr. Dargan holds a Bachelor of Arts (Honours) degree in Mathematics and Economics from Queen’s University, a Master of Business Administration degree from the Schulich School of Business and a Chartered Business Valuator designation.

2018 Voting Results			Board / Committee Membership			Meetings Attended	Total Attendance
94.80% 5.20% 100%	for withheld votes cast	51,108,872 2,803,500 53,912,372	Board			10/10	100%
			Audit Committee			5/5
			Reserves Committee			1/1
			Compensation Committee			2/2
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Mar. 14, 2019	444,574	1,026,966	-	-	79,582	183,834	1,210,800
Mar. 1, 2018	418,150	1,304,628	10,474	32,679	55,453	173,013	1,510,320
Mar. 1, 2017	404,473	1,969,784	22,044	107,354	30,808	150,035	2,227,173
Other public company boards
None

Edward D. LaFehr		President & Chief Executive Officer | Age 59 | Calgary, Alberta, Canada | Director Since 2017

Mr. LaFehr joined Baytex as President on July 18, 2016 and was appointed Chief Executive Officer on May 4, 2017. Mr. LaFehr has nearly 35 years of experience in the oil and gas industry working with Amoco, BP, Talisman and the Abu Dhabi National Energy Company ("TAQA") in various geographies.  Before joining Baytex, Mr. LaFehr was President of TAQA’s North American oil and gas business which led to his subsequent role as Chief Operating Officer of TAQA, globally.  Prior to this, he served as Senior Vice President for Talisman Energy.  Mr. LaFehr has a long track record of success in the oil and gas industry leading organizations, growing assets and joint ventures, and driving capital and cost efficiencies.  On March 12, 2019 he was appointed as a director of TransGlobe Energy Corporation, an exploration and production company headquartered in Calgary, whose activities are concentrated in Egypt. Mr. LaFehr holds Masters degrees in geophysics and mineral economics from Stanford University and the Colorado School of Mines, respectively.

2018 Voting Results			Board / Committee Membership			Meetings Attended	Total Attendance
96.78% 3.22% 100%	for withheld votes cast	52,174,357 1,738,015 53,912,372	Board			10/10	100%
			Mr. LaFehr is not a member of any Board committees, however, he is usually invited by the Chair of each Board committee to attend the meetings of such committee.

Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Mar. 14, 2019	464,444	1,072,866	859,875	1,986,311	214,969	496,578	3,555,755
Mar. 1, 2018	198,883	620,515	606,666	1,892,798	151,666	473,198	2,986,511
Mar. 1, 2017	58,006	282,489	366,667	1,785,668	91,667	446,418	2,514,576
Other public company boards
TransGlobe Energy Corporation

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Gregory K. Melchin		Independent | Age 65 | Calgary, Alberta, Canada | Director Since 2008

Mr. Melchin is currently the Chairperson of the Board of Directors of ENMAX Corporation, a municipally-owned utility. Mr. Melchin was a member of the Legislative Assembly of Alberta from March 1997 to March 2008. Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue. Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community. Mr. Melchin holds a Bachelor of Science degree (major in accounting), a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta and the ICD.D designation from the Institute of Corporate Directors.

2018 Voting Results			Board / Committee Membership			Meetings Attended	Total Attendance
96.00% 4.00% 100%	for withheld votes cast	51,757,811 2,154,561 53,912,372	Board			10/10	100%
			Audit Committee			5/5
			Nominating and Governance Committee			1/1
			Reserves Committee			1/1
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Mar. 14, 2019	109,501	252,947	-	-	79,582	183,834	436,781
Mar. 1, 2018	83,077	259,200	10,474	32,679	55,453	173,013	464,892
Mar. 1, 2017	59,979	292,098	22,044	107,354	30,808	150,035	549,487
Other public company boards
Total Energy Services Inc. and ENMAX Corporation

Kevin D. Olson		Independent | Age 50 | Calgary, Alberta, Canada | Director Since 2018

Mr. Olson was appointed to the Board on August 22, 2018. He has 25 years of experience in energy investing, investment banking and the Canadian upstream energy industry. He is currently the President & Portfolio Manager of a private investment firm. Mr. Olson was a director of Raging River from March 2012 to August 2018. Prior thereto, Mr. Olson was President and Portfolio Manager of EnergyX Equity Inc. from 2001 to 2011. Mr. Olson was Vice President, Corporate Development of Northrock Resources Ltd. from 2000 to 2001. From 1993 to 2000 Mr. Olson worked with FirstEnergy Capital Corp. as Vice-President, Corporate Development. He currently serves on Gear Energy Ltd.’s board and had previously served on several Canadian public and private energy and energy service company boards. Mr. Olson holds a Bachelor of Commerce degree (with distinction) majoring in finance and accounting from the University of Calgary.

2018 Voting Results			Board / Committee Membership			Meetings Attended	Total Attendance
n/a n/a n/a	for withheld votes cast	n/a n/a n/a	Board			4/4	100%
			Audit Committee			1/1
			Human Resources and Compensation Committee			2/2
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Mar. 14, 2019	1,626,530	3,757,284	-	-	56,155	129,718	3,887,002
Other public company boards
Gear Energy Ltd.

8

David L. Pearce		Independent | Age 65 | Calgary, Alberta, Canada | Director Since 2018

Mr. Pearce was appointed to the Board on August 22, 2018. Mr. Pearce has been working with the Private Equity Energy firm Azimuth Capital Management since July 2014 as Deputy Managing Partner. He was an Operating Partner with the Azimuth predecessor KERN Partners from November 2008 to July 2014. Mr. Pearce was a director of Raging River Exploration Inc. from March 2012 to August 2018. He was with Northrock Resources Ltd. from June 1999 to January 2008 where he held several senior officer positions and most recently was the President and Chief Executive Officer. Prior thereto Mr. Pearce worked in various Management roles at Fletcher Challenge Canada, Amoco Canada and Dome Petroleum. He has a Bachelor of Science in Mechanical Engineering (Honors) from the University of Manitoba.

2018 Voting Results			Board / Committee Membership			Meetings Attended	Total Attendance
n/a n/a n/a	for withheld votes cast	n/a n/a n/a	Board			4/4	100%
			Reserves Committee			-
			Nominating and Governance Committee			1/1
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Mar. 14, 2019	177,609	410,277	-	-	56,155	129,718	539,995
Other public company boards
None
Notes:

(1)
Does not include 278,800 options to acquire common shares held by Mr. Roszell with a weighted average exercise price of $7.03 (after adjusting the quantity of awards outstanding based on the exchange ratio under the merger with Raging River) previously granted under former Raging River option plans which were assumed by us following the merger with Raging River. See "Schedule B - Legacy Long Term Incentive Plans".

(2)
The value of the common shares was calculated by multiplying the number of common shares by the closing price of the common shares on the Toronto Stock Exchange (the "TSX") on March 14, 2019 ($2.31), March 1, 2018 ($3.12) and March 1, 2017 ($4.87).

(3)
The value of the performance awards and the restricted awards was calculated by multiplying the number of awards by the closing price of the common shares on the TSX on March 14, 2019, March 1, 2018 and March 1, 2017. For performance awards, a payout multiplier of 1x was assumed. In addition, the calculation does not include dividend equivalents that may accumulate on the underlying grants.

(4)	Committee membership as at December 31, 2018. See "Statement of Corporate Governance Practices" for current committee memberships.
As at March 14, 2019, our director nominees, as a group, beneficially owned, or controlled or directed, directly or indirectly, 12,823,072 common shares, which, based on the closing price on the common shares on the TSX on March 14, 2019 ($2.31) had a value of $29,621,296 See "Equity Ownership".

9

Experience and Background of Directors
The following table outlines the experience and background of, but not necessarily the technical expertise of, our proposed directors based on information provided by such individuals.

ENTERPRISE AND EXPERIENCE
	Bly	Curran	Dargan	LaFehr	Melchin	Olson	Pearce	Roszell	Total (of 8)
Enterprise Management	✓	✓	✓	✓	✓		✓	✓	7
Business Development	✓	✓	✓	✓	✓	✓	✓	✓	8
Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	8
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓	8
Change Management	✓	✓	✓	✓		✓	✓	✓	7
Operations	✓	✓		✓	✓	✓	✓	✓	7
HS&E Management	✓	✓		✓	✓		✓	✓	6
Financial Experience		✓	✓	✓	✓	✓	✓	✓	7
Non-Canadian Resource Experience	✓			✓			✓		3
Human Resources	✓	✓	✓	✓	✓	✓	✓	✓	8
Reserves Evaluation	✓			✓		✓	✓	✓	5
Risk Evaluation	✓	✓	✓	✓	✓	✓	✓	✓	8
BOARD COMPOSITION
Age	59	56	61	59	65	50	65	51	Average 58 years
Board Tenure	2	3	16	2	11	New	New	New	Average 4.5 years
Gender Male	✓		✓	✓	✓	✓	✓	✓	7 (87.5%)
Female		✓							1 (12.5%)
Independence*	✓	✓	✓	P	✓	✓	✓	C	6 (75%)

* P = President and Chief Executive Officer; C = Chairman
Notes:

(1)	Enterprise Management – senior executive experience leading an organization or major business line.

(2)	Business Development – experience identifying value creation opportunities.

(3)	Financial Literacy – ability to critically read and analyze financial statements.

(4)	Corporate Governance – understanding of the requirements of good corporate governance usually gained through experience as a senior executive or a board member of a public organization.

(5)	Change Management – experience leading a major organizational change or managing a significant merger or acquisition.

(6)	Operations – experience with oil and gas operations.

(7)	HS&E Management – understanding of the regulatory environment surrounding health, safety and environmental matters in the oil and gas industry.

10

(8)	Financial Experience – experience in financial accounting and reporting and corporate finance.

(9)	Non-Canadian Resource Experience – experience in a multi-national organization providing an understanding of the challenges faced in a different cultural, political or regulatory environment.

(10)	Human Resources – management or executive experience with responsibility for human resources.

(11)	Reserves Evaluation – experience with or executive responsibility for oil and gas reserves evaluation.

(12)	Risk Evaluation – experience in evaluating and managing the variety of risks faced by an organization.
Additional Disclosure Relating to Proposed Directors
To the knowledge of our directors and executive officers, none of our proposed directors is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including us), that was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer or was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Other than as disclosed below, none of our proposed directors is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets or has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
Mr. Dargan, a director of Baytex, was formerly a director of Tervita Corporation (a private environmental solutions company). Tervita made a proposal under the Canada Business Corporations Act on September 14, 2016 and a voluntary filing under Chapter 15 of the United States Bankruptcy Code on October 20, 2016, which resulted in a plan of arrangement under the Canada Business Corporations Act. Mr. Dargan resigned as a director of Tervita on December 13, 2016.
In addition, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making investment decisions.
Appointment of Auditors
Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Professional Accountants, as our auditors, to hold office until the next annual meeting of shareholders or until their successors are appointed and to authorize the directors to fix their remuneration. KPMG LLP have acted as the auditors of Baytex since June 2016.

11

The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by our external auditors during fiscal 2018 and 2017:

	Aggregate fees billed ($000s)
	2018	2017
Audit Fees	973	723
Audit-Related Fees	199	11
Tax Fees	30	-
All Other Fees	-	5
	1,202	739
Audit Fees: Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2018 and 2017 also include amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting.
Audit-Related Fees: Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. For fiscal 2018, audit-related fees included fees associated with securities filings for the strategic combination with Raging River.
Tax Fees: Tax fees include fees for tax compliance, tax advice and tax planning. For fiscal 2018, tax fees included fees associated with a transfer pricing study related to our US operations.
All Other Fees: All other fees include fees for services other than Audit Fee, Audit-Related Fees and Tax Fees.
Advisory Vote on Executive Compensation
As part of Baytex's commitment to corporate governance, the Board provides shareholders an opportunity to provide feedback on our approach to executive compensation by way of a non-binding advisory vote. The Board believes that it is essential for the shareholders to be well informed of Baytex's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board.
At last year's annual meeting, the results of the advisory vote on our approach to executive compensation were 75.38% (40.6 million shares) in favour and 24.62% (13.27 million shares) against. Due, in part to the result of this vote, we made several changes to our compensation program. Many of these changes are highlighted in the "Letter to Shareholders" at the front of this information circular - proxy statement and a detailed discussion of our executive compensation program is provided in the "Compensation Discussion and Analysis" section of this information circular - proxy statement.
The underlying principle for compensation throughout Baytex is "pay-for-performance". We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviours that reinforce our values and help us to deliver on our corporate objectives.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular - Proxy Statement of Baytex Energy Corp. dated March 14, 2019."

12

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation.
The Board unanimously recommends that shareholders vote FOR the advisory vote on executive compensation. It is the intention of the persons named in the enclosed form of proxy, if named as proxy and not expressly directed to the contrary in the form of proxy, to vote those proxies FOR the advisory vote on executive compensation.
Approval of Unallocated Share Awards under the Share Award Incentive Plan
Background
Our primary long-term incentive plan is a "full-value" award plan (the "Share Award Incentive Plan"), which permits the granting of restricted awards and performance awards (collectively, "Share Awards") to the directors, officers, employees and other service providers of Baytex and its subsidiaries (collectively, "Service Providers").
The Share Award Incentive Plan was originally approved by the unitholders of Baytex Energy Trust (our predecessor) on December 9, 2010 and came into effect on January 1, 2011. At the annual and special meeting of shareholders held on June 1, 2016, the shareholders approved the unallocated share awards under the Share Award Incentive Plan for an additional three-year period. For a complete description of the Share Award Incentive Plan, see "Executive Compensation - Share Award Incentive Plan".
The Share Award Incentive Plan reserves for issuance a maximum of 3.8% of the outstanding common shares (on a non-diluted basis) at the relevant time. Common shares issuable pursuant to the Legacy Plans (as defined below) are not included in this number. This type of plan is referred to as a "reloading plan" under the rules of the TSX.
Pursuant to the merger with Raging River, we became the successor to Raging River under Raging River's 2012 Option Plan and Raging River's 2016 Option Plan (collectively, the "Raging River Option Plans") and Raging River's award plan (the "Raging River Award Plan" and, together with the Raging River Option Plans, the "Legacy Plans"). Although no new grants will be made under the Legacy Plans, holders of options and share awards granted under the Legacy Plans are entitled to receive our common shares on the exercise of such options and settlement of such awards in such number and, in the case of options, at such exercise prices, as to reflect the exchange ratio under the merger with Raging River. In the case of performance based awards, the performance multiplier was fixed at 1x. See "Schedule B - Legacy Long Term Incentive Plans" for further information with respect to these plans.
As of March 14, 2019, there were 5,358,559 restricted awards and 5,383,048 performance awards, issued under the Share Award Incentive Plan, outstanding, representing 1.93% of the issued and outstanding common shares on that date, leaving approximately 10,381,535 common shares (representing 1.87% of the issued and outstanding common shares on that date) reserved and available for issuance pursuant to Share Awards that may be granted in the future (this calculation does not include dividend equivalents that may accumulate on the underlying grants and assumes a payout multiplier of 1x for the performance awards).
A copy of the Share Award Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on January 28, 2019 under the filing category "Other security holders documents").
Approval of Unallocated Share Awards
When Share Awards have been granted, common shares reserved for issuance under an outstanding Share Award are referred to as allocated awards. Additional common shares that may be issued pursuant to Share Awards that have not yet been granted are referred to as unallocated awards.
Pursuant to the rules of the TSX, all unallocated awards under "reloading plans" must be approved by an issuer's directors and equity security holders every three years. As a result, shareholders will be asked at

13

the meeting to pass an ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan.
Recommendation of the Board
The Share Award Incentive Plan is an important component of the compensation program at Baytex. In order to attract and retain qualified staff in a competitive marketplace, it is imperative that Baytex have a long-term incentive plan, such as the Share Award Incentive Plan.
The Share Award Incentive Plan also aligns the interests of Service Providers with shareholders as it provides an incentive for these Service Providers to maximize total shareholder return. A portion of the Share Awards granted to Service Providers is in the form of performance awards. The portion of performance awards increases at higher levels of responsibility reaching 80% for our President and Chief Executive Officer. The performance awards, through the payout multiplier, provide a link between the achievement of pre-determined goals set by the Board (50% of which are tied to total shareholder return) and the level of payout received. The Board believes that the pay for performance orientation of the performance awards is aligned with shareholder interests.
If the resolution to approve all unallocated Share Awards under the Share Award Incentive Plan is passed at the meeting, we will be required to seek this approval from the shareholders again in three years time.
If the shareholders do not approve the resolution, (i) all unallocated Share Awards outstanding as of May 2, 2019 will be cancelled and we will not be permitted to grant further Share Awards under the Share Award Incentive Plan until such time as the required shareholder approval has been obtained, (ii) all Share Awards that have been allocated and granted as of May 2, 2019 will continue unaffected in accordance with their current terms, and (iii) we will have to consider alternative forms of long-term incentive plans in order to attract and retain qualified personnel.
The Board has determined that the continuation of the Share Award Incentive Plan is in the best interests of Baytex and its shareholders and unanimously recommends that shareholders vote in favour of the resolution outlined below.
Approval Requirements
At the meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to approve the unallocated Share Awards under the Share Award Incentive Plan:
BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF BAYTEX ENERGY CORP. THAT:

1.	All unallocated share awards to acquire common shares of Baytex Energy Corp. under its Share Award Incentive Plan are hereby approved and authorized until May 2, 2022; and

2.
Any director or officer of Baytex Energy Corp. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by shareholders at the meeting. It is the intention of the persons named in the enclosed form of proxy, if named as proxy and not expressly directed to the contrary in the form of proxy, to vote those proxies in favour of the above resolution.

14

DIRECTOR COMPENSATION
General
The Human Resources and Compensation Committee of the Board (the "HRC Committee") is responsible for the development and implementation of a compensation plan for directors who are not also officers of Baytex. Officers of Baytex who are also directors are not paid any compensation for acting as a director. In addition, no performance awards have been granted to a non-executive director since December 2016 when the Board established a policy of only granting restricted awards to non-executive directors.
The main objectives of our directors' compensation plan are: (a) to attract and retain the services of the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group; and (c) to align the interests of directors with our shareholders. To meet and maintain these objectives, the HRC Committee annually performs a review of the directors' compensation plan, which includes surveying the compensation paid to directors of an industry-specific peer group (see "Compensation Discussion and Analysis – How We Compensate Our Executives – Competitive Factors" for a listing of the peer group members). The HRC Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.
The following table sets forth the principal elements of the compensation plan for directors (who are not also officers) for the 2018 year and at present. In addition, directors were reimbursed for any expenses incurred to attend a board or committee meeting.

Compensation Element	Amount ($)
	2018	Current
Chairman of the Board Retainer – Annual (1)	260,000	125,000
Board Retainer – Annual	40,000	40,000
Grant of Share Awards – Annual (2)	150,000	125,000
Lead Independent Director Retainer – Annual (3)	25,000	15,000
Committee Chair Retainers – Annual:
Audit (4)	25,000	15,000
Human Resources and Compensation	8,000	8,000
Nominating and Governance	8,000	8,000
Reserves	8,000	8,000
Audit Committee Member Retainer – Annual (5)	10,000	7,500
Meeting Attendance Fee (6)	1,500	1,500
Travel Fee – for travel outside of home province/state (for more than four hours round trip) to attend a meeting	1,500	1,500
Notes:

(1)	Prior to August 22, 2018, the Chairman of the Board Retainer - Annual was $260,000, after August 22, 2018 it was reduced to $125,000.

(2)
Reduced to $125,000 for 2019. Those directors who were appointed to the Board as of August 22, 2018, received a pro-rated grant. Share awards granted to directors in 2018 and 2019 were restricted share awards.

(3)	Reduced to $15,000 effective as of March 5, 2019.

(4)	Reduced to $15,000 effective as of March 5, 2019.

(5)	Reduced to $7,500 effective as of March 5, 2019.

(6)	The Chairman of the Board did not receive the meeting attendance fee prior to August 22, 2018.

15

2019 Update

As a result of our review of the director's compensation plan this year, the Board approved a reduction in the Chairman of the Board annual retainer from $260,000 to $125,000 and a reduction in the value of the restricted share awards granted to our directors in 2019 from $150,000 to $125,000. In addition, on March 5, 2019, the retainer paid to our Lead Independent Director was reduced from $25,000 to $15,000, the Chair of the Audit committee retainer was reduced from $25,000 to $15,000 and the Audit committee member retainer was reduced from $10,000 to $7,500.

The following table sets forth the cash retainers and fees that were paid to each of the directors (who are not also officers) during the year ended December 31, 2018. Directors' fees are paid on a quarterly basis.

DIRECTOR NOMINEES
	Board Retainer ($)	Lead Independent Director Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Meeting Attendance and Travel Fees ($)	Total Fees Earned ($)
Mark R. Bly (1)	40,000	-	-	2,500	33,060	75,560
Trudy M. Curran	40,000	-	-	7,500	30,000	77,500
Naveen Dargan	40,000	-	-	25,000	27,000	92,000
Gregory K. Melchin	40,000	-	4,489	10,000	25,500	79,989
Kevin D. Olson (2)	14,333	-	-	3,575	10,500	28,408
David L. Pearce (2)	14,333	-	-	-	7,500	21,833
Neil J. Roszell (2)(3)	44,792	-	-	-	10,500	55,292

PAST/RETIRING DIRECTORS
James L. Bowzer (1)(4)	25,778	-	-	-	15,060	40,838
John A. Brussa (5)	10,000	-	1,333	-	3,000	14,333
Gary R. Bugeaud (2)(6)	14,333	-	2,867	-	10,500	27,700
Raymond T. Chan (6)(7)	177,556	8,958	2,867	-	9,000	198,381
Edward Chwyl (4)	25,778	-	5,156	-	12,000	42,934
R.E.T. (Rusty) Goepel (5)	10,000	-	-	-	1,500	11,500
Mary Ellen Peters (1)(4)	25,778	-	-	6,425	22,560	54,763
Dale O. Shwed (4)	25,778	-	5,156	-	10,500	41,434
Notes:

(1)
As of August 22, 2018, Mr. Bly was appointed as a director of our indirect, wholly owned, subsidiary, Baytex Energy USA, Inc. Prior to August 22, 2018, Mr. Bowzer and Ms. Peters served as directors of this subsidiary. In this capacity they are paid meeting attendance fees of US $1,200 per meeting. This fee has been converted to Canadian dollars using an exchange rate of 1.30 CAD/US. Each of them attended one meeting in 2018.

(2)	Appointed as Director on August 22, 2018. Fees for 2018 were pro-rated based on the portion of 2018 served as a Director.

(3)	Mr. Roszell was appointed Chairman of the Board on August 22, 2018. His annual retainer for 2018 is based on the portion of 2018 served as Chairman of the Board.

(4)	Retired August 22, 2018. Annual fees were pro-rated based on the portion of 2018 served as a Director.

(5)	Retired May 4, 2018. Annual fees were pro-rated based on the portion of 2018 served as a Director.

(6)	Mr. Bugeaud and Mr. Chan are not standing for re-election to the Board in 2019.

(7)
Mr. Chan served as Chairman of the Board to August 22, 2018 and as Lead Independent Director thereafter. Fees in 2018 are pro-rated based on the portion of 2018 served as Chairman and the portion served as Lead Independent Director.

16

Long-Term Incentive Compensation
We have a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. The Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of common shares issuable pursuant to the Share Award Incentive Plan to directors (who are not also officers), in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares; and (2) the value of all share awards granted to any one director (who is not also an officer) during a calendar year, as calculated on the date of grant, cannot exceed $150,000. For further information, see "Executive Compensation – Share Award Incentive Plan".
On December 16, 2017, the HRC Committee approved the issuance of 35,971 restricted awards to Mr. Bly, Mr. Bowzer, Mr. Chan, Mr. Chwyl, Ms. Curran, Mr. Dargan, Mr. Melchin, Ms. Peters and Mr. Shwed. These awards were granted on January 18, 2018 with an issue date schedule of one-sixth on the six month anniversary of the grant date and a further one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date). Upon their appointment to the Board, Mr. Olson, Mr. Bugeaud, Mr. Pearce and Mr. Roszell were each granted13,478 restricted awards. These awards were granted on August 22, 2018 with an issue date schedule of one-third in January 2019 and one-sixth every six months thereafter. Edward D. LaFehr is our President and Chief Executive Officer and in accordance with our policy, is not granted additional compensation to serve as a director.
The following table shows the number of common shares issuable to directors (who are not also officers) pursuant to the Share Award Incentive Plan as at December 31, 2018:

	Common Shares issuable as at December 31, 2018
	#	% (1)
Share Award Incentive Plan (2)
Restricted Awards	258,576
Performance Awards (3)	16,790
Total (4)	275,366	0.0496
Notes:

(1)	Represents the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2018.

(2)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include dividend equivalents on the underlying awards and assumes a payout multiplier of 1x for the performance awards. If the payout multiplier was 2x, the total number of common shares would increase to 292,156, which represents 0.0527% of the issued and outstanding common shares as at December 31, 2018.

(3)	In December 2016 Baytex adopted a policy of not granting performance awards to non-officer directors.

(4)
Does not include 278,800 options to acquire common shares (after adjusting the quantity of awards outstanding based on the exchange ratio under the merger with Raging River) with a weighted average exercise price of $7.03 held by Neil Roszell previously granted under the Legacy Plans. See "Schedule B - Legacy Long Term Incentive Plans".

17

Summary Compensation Table
The following table sets forth the total compensation paid by us to our directors (who are not also officers) for the year ended December 31, 2018.

DIRECTOR NOMINEES
	Fees earned ($)	Share-based awards (1) ($)	All other compensation ($)	Total ($)
Mark R. Bly	75,560	150,000	-	225,560
Trudy M. Curran	77,500	150,000	-	227,500
Naveen Dargan	92,000	150,000	-	242,000
Gregory K. Melchin	79,989	150,000	-	229,989
Kevin D. Olson (2)	28,408	50,000	-	78,408
David L. Pearce (2)	21,833	50,000	-	71,833
Neil J. Roszell (2)(3)	55,292	50,000	-	105,292

PAST/RETIRING DIRECTORS
James L. Bowzer (4)	40,838	150,000	-	190,838
John A. Brussa (5)	14,333	-	-	14,333
Gary R. Bugeaud (2)(6)	27,700	50,000	-	77,700
Raymond T. Chan (6)(7)	198,381	150,000	-	348,381
Edward Chwyl (4)	42,933	150,000	-	192,933
R.E.T. (Rusty) Goepel (5)	11,500	-	-	11,500
Mary Ellen Peters (4)	54,763	150,000	-	204,763
Dale O. Shwed (4)	41,433	150,000	-	191,433
Notes:

(1)
This column shows the total compensation value that was awarded as restricted awards. The actual value realized pursuant to such restricted awards may be greater or less than the indicated value. For additional information regarding the valuation methodology, see "Executive Compensation – Share Award Valuation" below.

(2)	Appointed as Director on August 22, 2018. Fees for 2018 were pro-rated based on the portion of 2018 served as a Director.

(3)	Mr. Roszell was appointed Chairman of the Board on August 22, 2018. His annual retainer for 2018 is based on the portion of 2018 served as Chairman of the Board.

(4)	Retired August 22, 2018. Annual fees were pro-rated based on the portion of 2018 served as a Director.

(5)	Retired May 4, 2018. Annual fees were pro-rated based on the portion of 2018 served as a Director.

(6)	Mr. Bugeaud and Mr. Chan are not standing for re-election to the Board in 2019.

(7)
Mr. Chan served as Chairman of the Board to August 22, 2018 and as Lead Independent Director thereafter. Fees in 2018 are pro-rated based on the portion of 2018 served as Chairman and the portion served as Lead Independent Director.

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Share-based Awards
The following table sets forth for each director (who is not also an officer) all share-based awards outstanding as at December 31, 2018 and the value of share-based awards that vested during the year ended December 31, 2018.

	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested (1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)	Value of share-based awards that vested during the year (2) ($)
Mark R. Bly	29,676 nil	RA PA	72,242	-	26,378
Gary R. Bugeaud (3)	13,478 nil	RA PA	32,482	-	-
Raymond T. Chan (3)	43,834 4,846	RA PA	117,319	-	123,239
Trudy M. Curran	43,186 2,252	RA PA	109,506	-	74,577
Naveen Dargan	43,835 4,848	RA PA	117,319	-	123,239
Gregory K. Melchin	43,835 4,848	RA PA	117,319	-	123,239
Kevin D. Olson (4)	13,478 nil	RA PA	32,482	-	-
David L. Pearce (4)	13,478 nil	RA PA	32,482	-	-
Neil J. Roszell (4)	13,478 nil	RA PA	32,482	-	-
Notes:

(1)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 31, 2018 ($2.41). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents on the underlying awards.

(2)
Calculated by multiplying the number of common shares received upon the conversion of the performance awards and the restricted awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date.

(3)	Mr. Bugeaud and Mr. Chan are not standing for re-election in 2019.

(4)	Does not include 278,800 options to acquire common shares with a weighted average exercise price of $7.03 held by Mr. Roszell.

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COMPENSATION DISCUSSION AND ANALYSIS
Introduction
The HRC Committee is responsible for reviewing matters relating to human resource policies and compensation programs for Baytex and its subsidiaries. The HRC Committee has established the following objectives for the compensation program: to award compensation that is commensurate with performance; to align the interests of management with the shareholders; and to attract and retain highly capable individuals.
The HRC Committee has been delegated authority by the Board to establish the total compensation for all of the officers of Baytex's subsidiaries in the context of the general and administrative expense budget which is approved by the Board. The HRC Committee meets at least annually with the President and Chief Executive Officer to review other employees' salaries but direct approval of those salaries is provided by the Board annually through the approval of the general and administrative expense budget.
The HRC Committee believes that long term shareholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described below, a significant portion of the compensation for all employees, including officers, is based on corporate performance, as well as industry-competitive pay practices.
Compensation Program Changes
As noted in the letter from our Chairman, in 2018 we received a 75.38% vote in favour of accepting our approach to executive compensation and we want to do better. Although we did not conduct a shareholder outreach effort on this specific topic in 2018, we were actively engaged in shareholder engagement throughout the year. See "Statement of Corporate Governance Practices - Shareholder Engagement" for further details.
In order to evaluate our current compensation programs we conducted a review of the compensation practices of our peers and the policies and guidance published by Institutional Shareholder Services and Glass Lewis. These efforts informed the evaluation of our compensation programs. As a result we:

▪	adopted a clawback policy see "2018 Compensation Decisions - Clawback Policy"

▪	made changes to our short term incentive compensation program see "How We Compensate our Executives - Short-Term Incentive Compensation - 2019 Update"

▪	made changes to our long term incentive compensation program see "How We Compensate our Executives - Long-Term Incentive Compensation - 2019 Update"

▪	amended the share award plan see "Executive Compensation - Share Award Incentive Plan"
Details of these changes are set out in the referenced sections.
In addition, we have decided to obtain a third party review of our executive compensation programs and, as such, our HRC Committee recently retained an independent executive compensation advisory firm to complete this third party review.
Compensation Consultants and Advisors
Other than participation in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant), a compensation consultant or advisor was not, at any time during the year ended December 31, 2018, retained to assist in determining compensation for any of our directors and officers.
Compensation Risks
The upstream oil and gas business is very complex and highly competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing

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compensation programs for Baytex and its subsidiaries, the HRC Committee's objective is to design programs that reward performance relative to industry peers and align the interest of management with the shareholders. The HRC Committee seeks to achieve this objective by:

•
Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.

•
Ensuring that a significant portion of short-term (annual cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.

•
Awarding a significant portion of long-term incentive compensation in the form of performance awards which, through the payout multiplier, provides a direct link between the achievement of pre-determined goals set by the Board (50% of which are tied to total shareholder return) and the level of payout received. If threshold performance is not met, the payout multiplier will be 0x and no payouts will be made under the performance awards.

•	Using a variety of measures to assess corporate performance, which are then codified as targets in our short term and long term incentive compensation plans.
Identification of Named Executive Officers
We are required to disclose the compensation paid to our Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers whose total annual compensation was more than $150,000 (each a "Named Executive Officer" and collectively, the "Named Executive Officers").
For the year ended December 31, 2018, our Named Executive Officers were:

•	Edward D, LaFehr, President and Chief Executive Officer

•	Rodney D. Gray, Executive Vice President and Chief Financial Officer

•	Richard P. Ramsay, Executive Vice President and Chief Operating Officer

•	Brian G. Ector, Vice President, Capital Markets

•	Kendall D. Arthur, Vice President, Heavy Oil
How We Compensate Our Executives
Executive compensation at Baytex consists of four components: (1) base salary; (2) short-term incentive compensation; (3) long-term incentive compensation; and (4) other benefits. Each of these compensation components is summarized in the following sections.
Base Salaries
Base salaries are an important component of the overall compensation package for officers as they are usually the largest portion of annual cash compensation. The HRC Committee ensures that the base salaries for the President and Chief Executive Officer and the other officers are comparable to the amounts paid to similar officers of other participants in the Canadian oil and gas industry. As described below under "Competitive Factors", the level of salaries relative to the Canadian oil and gas industry is verified using independent and industry-specific compensation data.

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Short-Term Incentive Compensation
Short-term incentive compensation, paid in the form of an annual cash bonus, represents incentive or at risk compensation which serves to motivate and align performance with the Corporation's short-term objectives and shareholder interests. To assess annual performance, we use a series of corporate and individual performance measures and objectives that are established at the beginning of each performance year. The corporate performance metrics are arrived at, in part, using the Corporation's budget for the year. The target for our operational metrics can go up or down each year depending on the type and volume of activity anticipated each year. The goal of the corporate performance measures is to incentivize management to meet or exceed the Corporation's budgeted goals for the year.
Each executive has an annual bonus target, expressed as a percentage of base salary. Individual targets vary, with more senior positions having proportionately more pay at risk, reflecting the nature and impact of their contributions. The HRC Committee approves the annual bonus target for each of our officers. In doing so, the HRC Committee takes into account the officer's respective responsibilities, base salary, internal equity and the positioning of their annual bonus target compared to market.
An aggregate annual target bonus pool is calculated for the Corporation. The size of this pool may then be adjusted up or down by the HRC Committee's assessment of corporate performance (as described in the next paragraph).
At the beginning of each fiscal year, the HRC Committee approves a corporate performance scorecard that contains the measures (and associated performance targets) that are used to measure corporate performance for the fiscal year. The corporate performance scorecard produces an overall corporate performance factor, which is one of the factors considered by the HRC Committee in formulating its recommendation to the Board for establishing the bonuses of our executives. The Board retains overall discretion in establishing the size of the aggregate annual bonus pool. To see the measures used to evaluate corporate performance in 2018 see "2018 Compensation Decisions – Short-Term Incentive Compensation" below.
2019 Update

The HRC Committee wanted to ensure that the annual cash bonus was truly at risk while providing additional upside if the Corporation reached its stretch targets. As a result they made three main changes:
1. When approving the corporate performance scorecard for 2019, the HRC Committee set the performance target ranges so that each factor is scored on range of 0% to 200%. Previously the range was 70% to 130%. If performance for all factors is either below or at the bottom end of the range, the corporate bonus pool would be $0.00. However, if performance for all factors is at or above the top end of the range, the corporate bonus pool would be 200% of target.
2. The HRC Committee has specified that if the one year total shareholder return for Baytex's shares are negative during the year, the bonus pool is capped at 100% of target, regardless of performance.
3. The corporate performance scorecard for 2019 has been updated, with additional performance measures and revised weightings. See "2018 Compensation Decisions – Short-Term Incentive Compensation".
Notwithstanding these changes, the HRC Committee retained its discretion to adjust the annual bonus pool if they deem such an adjustment to be warranted.

Long-Term Incentive Compensation
Our Share Award Incentive Plan forms the basis of our long-term incentive compensation program. Our Share Award Incentive Plan is a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. For further information, see "Executive Compensation – Share Award Incentive Plan".

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The HRC Committee is responsible for determining the allocation of share awards between restricted and performance awards. The portion of performance awards received relative to restricted awards increases with greater levels of responsibility. As a result, a significant portion (typically 65-80%) of the share awards granted to the Named Executive Officers are in the form of performance awards.
Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award with such common shares to be issued on dates determined by the HRC Committee. The number of common shares to be issued on the applicable issue date for a restricted award is adjusted to account for the payment of dividends from the grant date to the applicable issue date.
Each performance award entitles the holder to be issued the number of common shares designated in the performance award multiplied by a payout multiplier, with such common shares to be issued on dates determined by the HRC Committee. The payout multiplier is dependent on the performance of Baytex relative to pre-defined corporate performance measures for a particular period. The performance multiplier for those awards granted prior to December 31, 2018 can be one of: 0x, 1x, 1.5x or 2x. For performance awards where the issue date occurs beyond the first anniversary of the grant date, the payout multiplier will be the arithmetic average of the payout multiplier for each of the two, three or four preceding fiscal years, as applicable.
Prior to December 31, 2018, the HRC Committee's practice was to issue common shares pursuant to restricted and performance awards as to one-sixth on the six month anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date).
2019 Update

The HRC Committee wanted to increase the link between pay for performance in our long term incentive plan. The changes made to the long-term incentive compensation program fall into three categories as follows:
1. Grant Practice. The HRC Committee revised the vesting schedule for share awards granted in 2019 so that they now vest one third every 12 months instead of one sixth every six months. The HRC Committee made this changes, as they were of the view that at least 12 months should pass before the first vesting occurs.
2. Performance Awards. The HRC Committee wanted to revise the administration of Performance Awards in order to allow for an equivalent range of outcomes both above and below the mean so that pay would be better aligned to performance.
a. Payout Multiplier calculation. Total shareholder return accounts for 50% of the criteria used to determine the payout multiplier applied to performance awards. Our total shareholder return is compared to the results of the other members of the S&P/TSX Oil & Gas Exploration Production Index. Previously, when assessing this criteria fourth quartile performance earned a 0, third quartile performance earned a 1, second quartile performance earned a 1.5 and first quartile performance earned a 2. As revised, fourth quartile performance still receives a 0 and first quartile performance still receives a 2, however, performance in the third and second quartile will now range from 0 to 2 on a straight line basis depending on how the Corporation performs relative to other company's in the second and third quartile. In reviewing the calculation of our corporate performance multiplier, the HRC Committee felt that there was a bias in the calculation of this factor that allowed for a criteria score of 1, when performance was below the mean.
b. Payout Multiplier. Previously the performance multiplier could be one of: 0x, 1x, 1.5x or 2x, with third quartile performance resulting in a performance multiplier of 1. The HRC Committee recommended that a performance multiplier of 0.5x be added, so that the range of outcomes above and below a 1 are the same. This change was effected by an amendment to the Share Award Incentive Plan. See "Executive Compensation - Share Award Incentive Plan".

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c. Corporate Performance Measures. The scorecard for calculating the performance multiplier was updated and a new performance factor "three year 2P recycle ratio" was added in place of the short-term incentive plan score. See "How We Measure Performance - Measuring Performance under the Long-Term Incentive Compensation Plan".
3. Share Award Incentive plan changes. The HRC Committee recommended and the Board approved a number of changes to our Share Award Incentive Plan. The significant changes, that have not already been described above, included:
a. Change of Control - Double Trigger. The Share Award Incentive plan was amended to include a 'double trigger' to the change of control provisions in our Share Award Incentive Plan, so that share awards would only vest on a change of control if the holder of the share award was no longer employed by the company.
b. Non-Management Directors - Share Award Vesting. It has been Baytex's practice to vest all of the share awards held by a director upon their ceasing to be a director. Each time this occurs, we are required to amend those share awards to accelerate the vesting schedule. As it has become our practice, we have now amended the Share Award Incentive plan to provide that this will happen without further action on our part.
c. Non-Management Retirement Policy. Baytex has now been in existence for over 25 years and our approach to retiring employees has been ad hoc. As such we wanted to formalize a policy as to how we would treat share awards on retirement in order to ensure consistency for our employees and the company. This policy does not apply our executive officers.
For details of changes to the Share Award Incentive Plan see See "Executive Compensation - Share Award Incentive Plan".

Other Benefits
The employment benefits provided to employees are generally typical of those provided by participants in the Canadian oil and gas industry and include life, critical illness and disability insurance and extended health and dental coverage. Officers also receive parking and certain perquisites.
Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee's contributions to a maximum of 10% of their gross salary. Baytex's contributions vest immediately in favour of the employee. The contributions are allocated by the employee to a RRSP, a spousal RRSP, a tax-free savings account or a non-registered investment account. Investment options under this plan include a suite of professionally managed investment funds along with the ability to purchase our common shares.
Competitive Factors
For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry. To understand compensation practices in the marketplace, the President and Chief Executive Officer prepares, at the direction of the HRC Committee, a comparative compensation analysis for our officers and employees on an annual basis.
As part of the comparative compensation analysis, the HRC Committee is provided with (a) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (b) a summary (based on publicly available information) of the compensation paid to the officers of an industry-specific peer group prepared by the President and Chief Executive Officer at the direction of the HRC Committee.
In determining the peer group for 2018, the HRC Committee reviewed our enterprise value, 2018 estimated production and the percentage of production that was liquids for a group of Canadian exploration and

24

production companies that had the potential to be peers. The HRC Committee sought to create a peer group where Baytex was close to the mean based on enterprise value and 2018 estimated production. From this group, the twelve companies that were the nearest peers based on these factors were selected for the peer group. The peer group was determined to be:

ARC Resources Ltd.	Enerplus Corporation	Pengrowth Energy Corporation
Athabasca Oil Corporation	MEG Energy Corp.	Obsidian Energy Ltd.
Birchcliff Energy Ltd.	NuVista Energy Ltd.	Vermilion Energy Inc.
Bonavista Energy Corporation	Paramount Resources Ltd.	Whitecap Resources Inc.
Compared to 2017, the peer group is largely unchanged.
How We Measure Performance
In establishing compensation levels, the HRC Committee first assesses performance at the corporate level and then assesses the individual performance of the President and Chief Executive Officer along with each of the other officers. The Chairman of the Board assists the HRC Committee with the performance assessment of the President and Chief Executive Officer. The President and Chief Executive Officer assists the HRC Committee with the performance assessment of the other officers.
Measuring Performance under the Short-Term Incentive Compensation Plan
The HRC Committee assessed the Corporation's 2018 performance relative to the short-term incentive plan corporate performance scorecard, which was approved in December 2017. The following table summarizes the results of the assessment:

Corporate Performance Measures (1)	Weighting	Target	Results	Performance Factor (2)
Health, Safety & Environment (20%)
Total Recordable Injury Frequency (3)	5%	0.55	0.46	5.9%
Lost Time Injury Frequency (4)	5%	0.30	0.17	6.3%
Spills to Environment (#)	5%	130	124	5.5%
Spills to Environment (barrels)	5%	2,000	487	6.5%
Operating Performance (60%) (5)
Total Production, boe/d	30%	70,407	71,293	37.3%
E&D Capital Spend ($M)	10%	365.1	356.5	11.7%
G&A Costs (gross) ($M)	10%	50.50	48.20	13.0%
Operating Expenses ($/boe)	10%	11.04	10.49	13.0%
Sustainability (20%) (5)
E&D Reserves Developed (mmboe) (6)	10%	28.0	28.5	10.5%
E&D Efficiency ($/boe) (7)	10%	13.04	12.53	10.9%
Calculated Total	100%			120%
Board's Discretionary Adjustment				(35)%
Revised Total				85%

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Notes:

(1)
The Corporate Performance Measures and targets were established prior to the Raging River merger and are based solely on legacy Baytex performance and excludes the results from Raging River and, post merger, the performance of the Raging River assets.

(2)	The Performance Factor is calculated by multiplying the Weighting by the 2018 Results relative to Target.

(3)	Total Recordable Injury Frequency represents the number of recordable injuries per 200,000 hours worked.

(4)	Lost Time Injury Frequency represents the number of lost time injuries per 200,000 hours worked.

(5)	See "Schedule C - Advisory Statements".

(6)	E&D Reserves Developed are additions to our proved developed producing reserves for 2018 excluding the impact of technical revisions (positive or negative).

(7)	E&D Efficiency is calculated as Exploration & Development Capital Spend divided by Exploration & Development Reserves Developed (each as shown in the table above).
2019 Update

For 2019 the HRC Committee approved an updated scorecard to be used in assessing the Corporation's 2019 performance for the short-term incentive plan corporate performance scorecard. The HRC Committee wanted to create more focus on value creation. Given this goal, they maintained the operational metrics related to production, capital, operating costs and G&A costs but reduced their weighting. PDP recycle ratio and increase in 2P NAV per share were added, as they are viewed by the HRC Committee as proxy's for value creation. Also added were, Financial Health/Balance Sheet Strength and Strategic Developments, both of which are areas of focus for the Corporation and will be assessed on a discretionary basis by the HRC Committee.

The updated 2019 scorecard is shown below.

Corporate Performance Measures
Weighting
Health, Safety and Environment	15%
Incident frequency (1)	3.75%
Lost time frequency (2)	3.75%
Spills to the environment (#)	3.75%
Spills to the environment (bbls)	3.75%
Corporate (3)	70%
Production (boe/d)	10%
Capital ($MM)	10%
Controllable cash costs:	10%
Operating Costs ($/boe)	7.5%
G&A Gross ($MM)	2.5%
PDP recycle ratio (excluding acquisitions) (4)	15%
Financial Health/Balance Sheet Strength	15%
One year increase in 2P NAV per share @ constant pricing and FX (5)	10%
Strategic Developments	15%
Total (6)	100%
Notes:

(1)	Total Recordable Injury Frequency represents the number of recordable injuries per 200,000 hours worked.

(2)	Lost Time Injury Frequency represents the number of lost time injuries per 200,000 hours worked.

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(3)	See "Schedule C - Advisory Statements".

(4)	PDP recycle ratio is calculated as operating netback divided by F&D costs for our proved developed producing reserves.

(5)
2P NAV per share is the net asset value of our proved plus probable reserves calculated before tax and discounted at 10% divided by our total shares outstanding. The constant pricing assumption are $55 WTI, $13.50 WCS, $3.50 MSW and CAD/US $1.30.

(6)
Performance on each measure will be multiplied by the weighting, the results from each measure are then summed to determine the total. Performance at or below the low target will earn a 0, performance at or above the high target earns a 2. If the Corporation's total shareholder return for the 2019 year is negative, the total is capped at 100%.

Measuring Performance under the Long-Term Incentive Compensation Plan
On December 7, 2017, the HRC Committee established the corporate performance measures listed in the table below (and the weighting of each measure) for purposes of calculating the 2018 payout multiplier, which is used to determine the number of common shares to be issued pursuant to performance awards with issue dates in 2019. The HRC Committee assessed our performance relative to such corporate performance measures and to establish the 2018 payout multiplier. Listed below are the results of the assessment.

Corporate Performance Measure	Results / Quartile Ranking	Multiplier	Weighting	Weighted Multiplier
Relative Total Shareholder Return ("TSR") for one-year period ended November 30, 2018	Baytex's TSR of -40.42% ranked 17 out of the 23 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a third quartile ranking.	1.0	25.0%	0.250
Relative TSR for three-year period ended November 30, 2018	Baytex's TSR of -53.51% ranked 21 out of the 23 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a fourth quartile ranking.	0.0	25.0%	0.000
2018 Short-Term Incentive Plan Total Performance Factor (1)	Baytex's calculated total score under the Short-Term Incentive Plan scorecard translated into a second quartile ranking.	1.5	37.5%	0.563
Development and execution of strategic plan	The HRC Committee evaluated management's performance and assigned a first quartile ranking.	2.0	12.5%	0.250
Total				1.063
Payout Multiplier				1x
Notes:

(1)
The score for this Corporate Performance Measure is the calculated Performance Factor arrived at under the corporate performance scored described above under "Measuring Performance under the Short-Term Incentive Compensation Plan".

(2)
Pursuant to the terms of the Share Award Incentive Plan, the aggregate weighted multiplier for the applicable period is rounded up or down to determine the payout multiplier, which will be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For 2018, the payout multiplier was 1x.

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2019 Update

For 2019 the HRC Committee approved an updated corporate performance measures scorecard to be used for calculating the 2019 payout multiplier, which is used to determine the number of common shares to be issued pursuant to performance awards with issue dates in 2020. The principal change was to remove the short-term incentive plan score as a performance measure and replace it with Three Year 2P recycle ratio. The HRC Committee is of the view that this measure is better aligned with value generation that drives shareholder returns.

The updated 2019 scorecard is shown below.

Corporate Performance Measure (1)
Weighting
1-year Total Shareholder Return (2)	25%
3-year Total Shareholder Return (2)	25%
Three Year 2P recycle ratio (3)(4)	25%
Development and execution of strategic plan	25%
Total (5)	100%
Notes:

(1)	All performance measured January 1 to December 31.

(2)	Total Shareholder Return determined relative to issuers comprising the S&P/TSX Oil & Gas E&P Index.

(3)	Three year 2P recycle ratio is calculated as operating netback divided by F&D costs for our proved plus probable reserves over a three year period.

(4)	See "Schedule C - Advisory Statements".

(5)
For performance measures 1, 2 and 3 performance at or below the low target will earn a 0, performance in between the low target and the high target will range from 0 to 2 on a straight line basis based on the Corporation's rank, and performance at or above the high target earns a 2. The score for performance measure 4 will be determined by the HRC Committee. Performance on each measure will be multiplied by the weighting and the results from each measure are then summed to determine the total. To determine the payout multiplier, the total is rounded to the nearest applicable multiplier. For performance awards granted prior to January 1, 2018 the applicable multipliers are 0x, 1x, 1.5x and 2x. For performance awards granted after January 1, 2018 the applicable multipliers are 0x, 0.5x, 1x, 1.5x and 2x.

General and Administrative Expenses
As a final check on the reasonableness of overall compensation at Baytex, the HRC Committee compares our general and administrative costs per unit of production to the average for the members of the peer group (see "How We Compensate our Executives – Competitive Factors" for a listing of peer group members). The HRC Committee's expectation is that our general and administrative costs per unit of production should be in line with the average for the peer group. Based on publicly reported data for the nine month period ended September 30, 2018, our general and administrative costs per unit of production was $1.57/boe an improvement from $1.96/boe for the same period in 2017 and our 2018 peer group average was $1.84/boe.
2018 Compensation Decisions
The HRC Committee met in December 2017 to establish long-term incentive plan awards and base salaries for 2018. The HRC Committee also met in July of 2018 to consider the one time transaction bonuses paid in connection with the Raging River combination and in December of 2018 to consider the annual bonuses awarded for 2018 pursuant to our short-term incentive plan.
Base Salaries
In December 2017, the HRC Committee determined that 2018 base salaries for all positions should remain at 2015 levels, subject to limited exceptions. Base salaries for the Named Executive Officers in the same

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position year-over-year were held flat, representing the fourth consecutive year without increases to their base salaries.
The HRC Committee met in December 2018 to establish base salaries for 2019. Factors considered by the HRC Committee included corporate and individual performance, the current macro environment for the oil and gas industry, competitive factors in the local marketplace and a desire to treat employees brought in as a result of the Raging River merger equitably with the Baytex employees. None of our Named Executive Officers received an increase to their base salary in 2019.
Short-Term Incentive Compensation
In 2018, we achieved strong performance on each of the corporate performance measures under the short-term incentive plan resulting in a corporate performance factor score of 120%. In addition to delivering on our health, safety and environmental targets, we exceeded our annual production guidance with capital expenditures in line with annual guidance, while de-leveraging through the Raging River combination. We also decreased our cash costs (operating, transportation and general and administrative expenses) by 4% on a boe basis as compared to the mid-point of original guidance. After considering various factors, including annual shareholder returns, the competitive environment for labour and the current macro environment for the oil and gas industry, the Board exercised its discretion to reduce the corporate performance factor score to 85%. The reduced payouts under the short-term incentive plan were due in part to our total shareholder return for the year ended December 31, 2018 of -36.1%, as compared to the S&P/TSX Oil & Gas Exploration & Production Index (-35.6%), the S&P/TSX Composite Index (-11.6%) and the S&P 500 Index (-6.2%). The Board accepted the recommendation of the HRC Committee.
This was the fourth year in a row that the HRC Committee exercised its discretion to pay bonuses at a level lower than the calculated corporate performance factor score. In each of these years, the HRC Committee took notice of the Corporation's share price performance and as a result did not pay bonuses at the calculated target.
In recommending annual bonuses for the officers of the Corporation, the HRC Committee, with the assistance of the President and Chief Executive Officer, evaluates the performance of each officer. The following table sets forth the target bonus, the scorecard bonus and the actual bonus paid for each of the Named Executive Officers for 2018 performance (which were approved by the Board).

Annual Bonus (1)
Name	Target Bonus (as % of Base Salary)	Target Bonus (2)	Scorecard Bonus (3)	Actual Bonus (4)	Bonus Reduction (5)
Edward D. LaFehr	100%	$575,000	$690,000	$488,750	$201,250
Rodney D. Gray	80%	$280,000	$336,000	$265,200	$70,800
Richard P. Ramsay	80%	$312,000	$374,400	$265,200	$109,200
Brian G. Ector	55%	$162,250	$194,700	$148,750	$45,950
Kendall D. Arthur	55%	$151,250	$181,500	$148,750	$32,750
Total		$1,480,500	$1,776,600	$1,316,650	$459,950
Notes:

(1)	This table does not include the transaction bonus discussed below.

(2)	The Target Bonus is calculated by multiplying the officer's base salary by the Target Bonus (as a percentage of base salary).

(3)
The Scorecard Bonus is calculated by multiplying the Target Bonus by the Performance Factor under the Short-Term Incentive Plan scorecard. For 2018, prior to reduction by the Board, the Performance Factor was 1.2x.

(4)	The Actual Bonus represents the amount paid to the individual officer under the Short-Term Incentive Plan.

(5)	The Bonus Reduction is the difference between the Scorecard Bonus and the Actual Bonus.

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The annual bonuses paid to our Named Executive Officers for performance during 2018 averaged 67% of their 2018 base salaries.
On August 22, 2018, Baytex combined with Raging River creating an entity with a substantially larger production base, reserves and enterprise value. At closing, the enterprise value of the combined entity was $4.6 billion, as compared to $3 billion for Baytex immediately prior to closing. Representative of the relative equity value contributed to the combination by each company, Raging River shareholders owned 57% of Baytex's common shares at closing.
The combination resulted in a significant improvement to the Baytex balance sheet. The percentage of our production that we operate increased from approximately 46% to 60%, giving us much greater control over our business, and the percentage of our production that is high value light oil increased from 30% to 45%. The transaction repositioned Baytex as a top-tier North American oil producer with a self funded business model that is larger, stronger, more operationally efficient and more diverse than Baytex on a stand-alone basis.
Given the transformational nature of the transaction and the outstanding contributions made by certain officers and staff in identifying and executing on the opportunity and the significant advantages gained by the Corporation from the combination, one time transaction bonuses were paid. On July 23, 2018, the HRC Committee recommended, and on July 30 2018 the Board approved, the transaction bonuses to be paid conditional upon closing of the Raging River merger. The amounts of the transaction bonuses paid were based on the contribution of each individual to the successful identification and execution of the transaction. Mr. LaFehr's transaction bonus was determined by the HRC Committee. The balance of the transaction bonuses were paid at the discretion of Mr. LaFehr from a pool determined by the HRC Committee. The transaction bonuses were discretionary and were not part of our regular short-term incentive program.
The transaction bonuses paid to our Named Executive Officers are not included in the "Annual Bonus" table above. Our Named Executive Officers received transaction bonuses as follows: Mr. LaFehr $350,000, Mr. Gray $200,000, Mr. Ramsay $100,000, Mr. Ector $40,000 and Mr. Arthur $20,000. The transaction bonuses were paid on August 31, 2018.
Long-Term Incentive Compensation
Our long-term incentive plan is designed to pay for performance, attract and retain qualified employees and promote alignment with shareholders. On December 7, 2017, the HRC Committee approved the annual grant of awards under the Share Award Incentive Plan for 2018. Pursuant to this authorization 1,977,068 restricted awards and 1,861,528 performance awards were granted.
In addition to the awards authorized in December 2017 that were granted in 2018, we also granted 815,537 restricted awards and 729,958 performance awards to those Raging River personnel who remained with Baytex after closing of the merger. These awards were granted as the share award grants that the Raging River personnel normally would have received from Raging River in 2018 were deferred due to Raging River being in a sales process. In the aggregate, we granted 5,384,091 share awards in 2018.

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The following table details the restricted and performance awards granted to each of the Named Executive Officers during 2018.

Name	Restricted Awards (1) (#)	Performance Awards (1) (#)	Performance Awards as % of Total Award (%)
Edward D. LaFehr	85,000	340,000	80
Rodney D. Gray	68,750	206,250	75
Richard P. Ramsay	68,750	206,250	75
Brian G. Ector	43,750	81,250	65
Kendall D. Arthur	43,750	81,250	65
Note:

(1)
These awards were granted on January 18, 2018 and have an issue date schedule of one-sixth on the six month anniversary date of the grant and a further one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date). The value of these grants is reported in the "Summary Compensation Table" below.

2019 Update

Clawback Policy
We adopted a clawback policy effective as of January 1, 2019 that applies to all of our executive officers. Under the policy, if there is an accounting restatement caused by misconduct, negligence or fraud, the Board can require that an executive officer reimburse the Company for all or part of the incentive compensation (cash or share base awards) earned by such executive officer. Additionally, if an executive officer is found to have engaged in intentional misconduct, fraud, theft or embezzlement, the Board may require the executive officer to reimburse all, or part, of the incentive compensation received by that officer in the previous 12 months, whether or not a restatement of the financial statements has occurred.

Anti-Hedging Policy
Our Disclosure, Trading and Confidentiality Policy prohibits directors, officers, employees and individual consultants or contractors from shorting our stock. The policy specifies a prohibition on purchasing financial instruments (e.g., prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.

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Performance Graph
The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2013, assuming reinvestment of dividends.
Reported Compensation compared to Realized Compensation
The variance between reported compensation and realized compensation reflects the exposure of our officers to the impact of changes to our share price.
With respect to share awards granted to Edward D. LaFehr, our President and Chief Executive Officer, the following table compares the grant date value of the share awards (as reported in the Summary Compensation Table) to the value of the common shares received upon the conversion of the share awards. As the share awards typically convert into common shares over a 36-month vesting period, estimated values have been used for future issue dates.

Reported vs. Realized - CEO Share Awards
Grant Year	Reported Value (1) ($)	Realized Value (2)($)	Unvested Value (3) ($)	Realized + Unvested Value ($)	Realized + Unvested Value less Reported Value ($)	Realized + Unvested Value as % of Reported Value
2018	1,772,250	311,670	818,123	1,129,793	(642,457)	64%
2017	1,640,500	560,215	365,752	925,967	(714,533)	56%
2016	1,480,000	735,870	192,502	928,372	(551,628)	63%
Total	4,892,750	1,607,755	1,376,377	2,984,132	(1,908,618)	61%
Notes:

(1)	Reported Value represents the value of the share awards on the date of grant. This is the amount reported in the Summary Compensation Table.

(2)
Realized Value is calculated by multiplying the number of common shares received upon the conversion of the share awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date. This represents the value that could have been realized had the common shares been sold on the issue date.

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(3)
Unvested Value represents the future value of share awards that have not vested. It is calculated by multiplying the number of share awards by the closing price of the common shares on the TSX on March 14, 2019 ($2.31). For performance awards, a payout multiplier of 1x is assumed.

The Realized Value in the table above represents the value that Mr. LaFehr could have received had the common shares been sold on the dates they were received.  As at March 14, 2019, Mr. LaFehr held 464,444 common shares, which had a cost base of $1,755,598 ($3.78 per share) and a market value of $1,072,866 ($2.31 per share), resulting in an unrealized loss of $682,732.
The following table illustrates the difference between the reported pay and the realized pay of our Named Executive Officers for the greater of three years or the period of time which they have been a Named Executive Officer.

Reported vs. Realized - NEO Total Compensation
Name and Principal Position	Year	Total Reported "As Granted" Compensation ($) (2)	Total Realized Compensation ($) (3)	Realized vs. Reported Compensation ($)	Realized as a Percentage of Reported Compensation (%)
Edward D. LaFehr President and Chief Executive Officer (1)	2018	3,243,500	2,568,590	(674,910)	79%
	2017	2,934,953	1,804,868	(1,130,085)	61%
	2016	1,956,875	476,875	(1,480,000)	24%
Rodney D. Gray Executive Vice President and Chief Financial Officer	2018	1,996,950	1,564,116	(432,834)	78%
	2017	1,925,835	1,013,759	(912,076)	53%
	2016	865,666	787,470	(78,196)	91%
	2015	1,123,850	1,337,312	213,462	119%
	2014	2,924,500	1,116,875	(1,807,625)	38%
Richard P. Ramsay Executive Vice President and Chief Operating Officer	2018	1,940,950	1,523,053	(417,897)	78%
	2017	1,969,835	1,086,164	(883,671)	55%
	2016	922,500	871,333	(51,167)	94%
	2015	1,222,070	1,134,018	(88,052)	93%
	2014	2,170,883	1,825,645	(345,238)	84%
Brian G. Ector Vice President, Capital Markets	2018	1,034,500	882,813	(151,687)	85%
	2017	1,045,500	676,889	(368,611)	65%
	2016	610,375	591,551	(18,824)	97%
	2015	842,250	819,631	(22,619)	97%
	2014	1,315,795	2,207,849	892,054	168%
Kendall Arthur Vice President Heavy Oil	2018	992,500	749,344	(243,156)	76%
	2017	823,835	589,982	(233,853)	72%
	2016	547,050	488,927	(58,123)	89%
Notes:

(1)	Mr. LaFehr commenced employment with Baytex on July 18, 2016 and he was appointed Chief Executive Office on May 4, 2017. 2018 was his first full year as President and Chief Executive Officer.

(2)	This represents the total compensation received by the officer as reported in the Summary Compensation Table for the applicable year.

(3)	This represents the income included in the Summary Compensation Table that is reported as income on the officer's tax slip for the applicable year.

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Supplemental Information about our Compensation Programs
Share Award Incentive Plan – Historical Payout Multipliers
The following table sets forth the payout multipliers applicable to performance awards that were previously granted under our Share Award Incentive Plan. For those performance awards where the issue date occurred beyond the first anniversary of the grant date, the payout multiplier is calculated as the arithmetic average of the payout multiplier for each of the two, three or four preceding fiscal years, as applicable.

2018 Performance Multiple = 1.0
Average Performance Factor over a Three Year Period
	2017	2016	2015	Average (3.0/3)
Annual Performance Factor	1.0	1.0	1.0	1.0
Share Award Incentive Plan – Historical Grant Information
The following table shows the number of common shares issuable to all directors, officers, employees and other service providers of Baytex and its subsidiaries pursuant to the Share Award Incentive Plan as at December 31, 2018.

	Common Shares issuable as at December 31, 2018
	#	% (1)
Share Award Incentive Plan (2)
Restricted Awards	3,241,957
Performance Awards	3,272,631
Total (3)	6,514,588	1.1758
Notes:

(1)	Represents the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2018.

(2)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards and assumes a payout multiplier of 1x for the performance awards. If the payout multiplier was 2x, the total number of common shares would increase to 9,787,219, which represents 1.766% of the issued and outstanding common shares as at December 31, 2018.

(3)
Does not include 4,864,645 options, 241,361 restricted awards and 256,659 performance awards previously granted under the Legacy Plans (after adjusting the quantity of options and awards outstanding based on the exchange ratio under the merger with Raging River and a payout multiplier of 1.0 on the awards), which, if included, would increase the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2018 to 2.14%.

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The following table summarizes the number of share awards granted during the periods noted below and the potential dilutive effect of such share awards.

Period	Share Awards Granted		Weighted Average Common Shares Outstanding	Burn Rate (1) Assuming a Payout Multiplier of:
	Restricted	Performance		0x	1x	1.5x	2x
2013	437,000	374,000	123,749,000	0.35%	0.66%	0.81%	0.96%
2014	533,000	483,000	148,932,000	0.36%	0.68%	0.84%	1.01%
2015	615,000	503,000	198,207,000	0.31%	0.56%	0.69%	0.82%
2016	1,313,000	1,583,000	212,298,000	0.62%	1.36%	1.74%	2.11%
2017	1,636,000	1,584,000	234,787,000	0.70%	1.37%	1.71%	2.05%
2018 - Pre-Merge	1,977,068	1,861,528	236,855,423	0.83%	1.62%	2.01%	2.41%
2018 - Merge Grant	815,537	729,958	238,202,714	0.34%	0.65%	0.80%	0.96%
2018 Total (2)	2,792,605	2,591,486	351,541,166	0.79%	1.53%	1.90%	2.27%
Notes:

(1)
The Burn Rate for a given period is calculated by dividing the number of share awards granted during such period by the weighted average number of common shares outstanding during such period. The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards.

(2)
Does not include 4,864,645 options, 241,361 restricted awards and 256,659 performance awards previously granted under the Legacy Plans (after adjusting the quantity of options and awards outstanding based on the exchange ratio under the merger with Raging River and a payout multiplier of 1.0 on the performance awards), which, if included, would increase the burn rates presented to 0.88%, 1.69%, 2.10% and 2.50%.

For further information regarding the outstanding restricted awards and performance awards held by the Named Executive Officers, see "Executive Compensation – Outstanding Share-based Awards" and "Executive Compensation – Incentive Plan Awards – Value Vested or Earned during the Year" below.
Cost of Management Ratios
We evaluate cost of management on a long term basis relative to that of our industry peers and believe our total cost is aligned with our goal of creating value for our shareholders.

Parameter and Ratios	2015	2016	2017	2018
Total cash compensation for the Named Executive Officers ($ millions) (1)	$3.0	$3.3	$3.5	$4.1
As a % of total market capitalization (2)	0.32%	0.22%	0.40%	0.31%
As a % of adjusted funds flow (3)	0.58%	1.19%	1.02%	0.87%
Total shareholder return	-75.6%	46.4%	-42.5%	-36.1%
Notes:

(1)
For years 2015, 2016 and 2018, total cash compensation included five Named Executive Officers.  For 2017, we had six Named Executive Officers, including James L. Bowzer who served as Chief Executive Officer for the first four months of 2017.  For purposes of comparability, we have excluded Mr. Bowzer from the calculation of total cash compensation for 2017.

(2)	Total market capitalization is calculated by multiplying the number of common shares outstanding at year-end by the closing price of the common shares on the last trading day of the year.

(3)
Adjusted funds flow is not a measurement based on generally accepted accounting principles in Canada, but is a financial term commonly used in the oil and gas industry. See "Schedule C - Advisory Statements".

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EXECUTIVE COMPENSATION
Summary Compensation Table
Each of our officers is also an officer of our wholly-owned subsidiary, Baytex Energy Ltd. Our officers are compensated by Baytex Energy Ltd. and not us. The following table sets forth information concerning the compensation paid to our Named Executive Officers for the three most recently completed financial years.

Name and principal position	Year	Salary (1) ($)	Share-based awards (2) ($)	Option-based awards ($)	Non-equity incentive plan compensation - Annual incentive plans (3) ($)	All other compensation(4) ($)	Total compensation ($)
Edward D. LaFehr (5) President and Chief Executive Officer	2018 2017 2016	575,000 549,503 206,250	1,772,250 1,640,500 1,480,000	- - -	838,750 440,000 250,000	57,500 304,950 20,625	3,243,500 2,934,953 1,956,875
Rodney D. Gray Executive Vice President and Chief Financial Officer	2018 2017 2016	350,000 350,000 320,833	1,146,750 1,284,835 288,750	- - -	465,200 256,000 224,000	35,000 35,000 32,083	1,996,950 1,925,835 865,666
Richard P. Ramsay Executive Vice President and Chief Operating Officer	2018 2017 2016	390,000 390,000 357,500	1,146,750 1,284,835 305,250	- - -	365,200 256,000 224,000	39,000 39,000 35,750	1,940,950 1,969,835 922,500
Brian G. Ector Vice President, Capital Markets	2018 2017 2016	295,000 295,000 270,417	521,250 593,000 178,750	- - -	188,750 128,000 134,166	29,500 29,500 27,042	1,034,500 1,045,500 610,375
Kendall Arthur Vice President Heavy Oil	2018 2017 2016	275,000 275,000 258,000	521,250 393,335 151,250	- - -	168,750 128,000 112,000	27,500 27,500 25,800	992,500 823,835 547,050
Notes:

(1)	Effective March 1, 2016, the Board approved a 10% reduction in all full-time employee salaries, which remained in effect until December 31, 2016.

(2)
This column shows the total compensation value that was awarded as restricted awards and performance awards. The actual value realized pursuant to such restricted awards and performance awards may be greater or less than the indicated value. For additional information regarding the valuation methodology, see " – Share Award Valuation" below.

(3)
The amounts shown in the table above for 2018 represent both the annual bonuses paid in December 2018 pursuant to our short term incentive program and the one time transaction bonuses paid in August 2018. See "2018 Compensation Decisions - Short-Term Incentive Compensation".

(4)
The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan. See "Compensation Discussion and Analysis – How We Compensate Our Executives – Other Benefits". The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year. For Mr. LaFehr, the amount shown for 2017 includes a cash bonus of $250,000 which was paid in connection with his appointment as Chief Executive Officer on May 4, 2017. The payment of his bonus was specified in his offer of employment.

(5)
Mr. LaFehr commenced employment with Baytex on July 18, 2016. His annualized salary for 2016 was $500,000. On May 4, 2017, Mr. LaFehr was appointed Chief Executive Officer and his salary was increased to $575,000 as outlined in his original employment agreement.

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Share Award Valuation
During 2018, share awards were granted on January 18, July 1 and August 23. Each of the directors (other than the directors appointed on August 22, 2018) and the Named Executive Officers were recipients of the awards granted on January 18, 2018. The directors appointed on August 22, 2018, being Mr. Roszell, Mr. Bugeaud, Mr. Olson and Mr. Pearce, were granted share awards on August 23, 2018.
For purposes of this executive compensation disclosure, the fair value of the share awards was determined by multiplying the number of restricted and performance awards granted by the weighted average trading price of the common shares on the TSX for the five-day period ended prior to the grant date. This calculation assumes a payout multiplier of 1x for the performance awards and does not include the value of the dividend equivalents that may accumulate on the restricted and performance awards under the Share Award Incentive Plan. For purposes of this executive compensation disclosure, the HRC Committee determined to use a payout multiplier of 1x, being the mid-point of the low and high payout multipliers.
The fair value of the share awards presented in this executive compensation disclosure does not differ from the fair value determined in accordance with International Financial Reporting Standards ("IFRS") for financial statement purposes.
The following table sets forth the fair value of the share awards on the applicable grant date and the payout multipliers used by Baytex for this executive compensation disclosure and determined in accordance with IFRS.

Grant Date	Fair Value of Share Awards	Payout Multiplier for Performance Awards
		Baytex	IFRS
January 18, 2018	$4.17	1.0x	1.0x
July 1, 2018	$4.40	1.0x	1.0x
August 23, 2018	$3.71	1.0x	1.0x

Outstanding Share-based Awards
The following table sets forth for each Named Executive Officer all share-based awards outstanding as at December 31, 2018. We do not grant option-based awards.

Name	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested (1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Edward D. LaFehr	119,167 476,667	RA PA	1,435,960	-
Rodney D. Gray	88,750 266,250	RA PA	855,550	-
Richard P. Ramsay	89,000 266,999	RA PA	857,958	-
Brian G. Ector	57,749 107,246	RA PA	397,638	-
Kendall D. Arthur	51,332 95,328	RA PA	353,451	-
Note:

(1)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 31, 2018 ($2.41). For performance awards, a payout multiplier of 1x is assumed.

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Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each Named Executive Officer the value of share-based awards that vested during the year ended December 31, 2018 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018.

Name	Value of share-based awards that vested during the year (1) ($)	Non-equity incentive plan compensation Value earned during the year (2) ($)
Edward D. LaFehr	1,097,340	838,750
Rodney D. Gray	713,916	465,200
Richard P. Ramsay	736,978	365,200
Brian G. Ector	369,563	188,750
Kendall D. Arthur	291,803	168,750
Notes:

(1)
Calculated by multiplying the number of common shares received upon the conversion of the restricted awards and the performance awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date.

(2)
The amounts shown in the table above for each of the Named Executive Officers represent the annual bonus awarded for 2018 which was paid in December 2018, and the one time transaction bonus which was paid at the end of August 2018.

Please note that the values in this table for share-based awards differ from the values shown in the Summary Compensation Table above. The values reported in this table represent the value of those awards that vested during the year. The values reported in the Summary Compensation Table represent an estimate of the fair value of awards that were granted during the year. See " – Share Award Valuation".
Share Award Incentive Plan
At a special meeting held on December 9, 2010, the unitholders of Baytex Energy Trust (our predecessor) approved the adoption by Baytex effective January 1, 2011 of a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. At the annual and special meeting of shareholders held on June 1, 2016, the shareholders approved the unallocated share awards under the Share Award Incentive Plan for an additional three-year period (to June 1, 2019). At the meeting, shareholders are being asked to approve the unallocated share awards under the Share Award Incentive Plan for an additional three-year period (to June 1, 2022).
Amendments to Issued Share Awards
Due in part to our efforts to improve the efficiency of our operations and to re-organize following the Raging River merger, we had a number of directors, officers and non-officer employees leave the organization in 2018. With respect to many of the staff and directors who left the organization, the Board wanted to recognize their service and so in several cases amended the share awards held by those individuals to either: (i) accelerate the share awards such that they vested on that individuals last day with Baytex; or (ii) allowed the individual to retain certain share awards (on their original vesting schedule) that would otherwise have terminated prior to vesting.
In connection with the Raging River merger, the Board approved the amendment of 58,446 restricted awards and 108,874 performance awards held by Mr. Desrosiers and Mr. Sawchenko (former officers who did not continue on as officers following the Raging River merger) and 88,524 restricted awards and 188,524 performance awards held by James L. Bowzer, Edward Chwyl, Mary Ellen Peters and Dale O. Shwed (former directors who did not continue on as directors following the Raging River merger) to provide

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that the issue dates for such awards be accelerated to August 22, 2018. The Board also approved the amendment of share awards held by officers and employees who were terminated in connection with the Raging River merger and our subsequent re-organization such that they could be retained and allowed to vest as if they continued with Baytex. This extension applied to 66,736 share awards that vested on January 18, 2019, 105,770 share awards that are to vest on July 1, 2019, 23,656 share awards that are to vest on January 18, 2020, 12,360 share awards that are to vest on July 1, 2020 and 12,364 share awards that are to vest on January 18, 2021.
On March 6, 2019, the Corporation announced that Richard P. Ramsay would be retiring from his role as Executive Vice President and Chief Operating Officer of the Corporation. In recognition of his service, the Board approved the amendment of 167,663 restricted awards and 502,988 performance awards held by Mr. Ramsay to provide that the issue date for such awards be accelerated to his last day of employment, April 5, 2019. On March 6, 2019, the Corporation also announced that Mr. Bugeaud and Mr. Chan would not stand for re-election as directors. In recognition of their service to the Corporation and their continuing contributions up to the date of the 2019 meeting, the Board approved the amendment of 72,214 restricted awards held by Mr. Chan and Mr. Bugeaud to provide that the issue date for such awards be accelerated to May 2, 2019. Each of these amendments were made in accordance with the amendment provision contained in the Share Award Incentive Plan, have been approved by the TSX and did not require shareholder approval.
2019 Update

Amendments to the Share Award Incentive Plan
At the end of 2018, the HRC Committee recommended and the Board approved several amendments to the Share Award Incentive Plan which did not require shareholder approval. These amendments are applicable to all share awards granted under the Share Award Incentive Plan after January 1, 2019. A summary of the principal terms of the Share Award Incentive Plan is provided below and the significant amendments are identified as "2019 Amendments". A copy of the amended Share Award Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on January 24, 2019 under the filing category. Other securityholders documents).

Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Award Incentive Plan.
Purpose of the Share Award Incentive Plan
The principal purposes of the Share Award Incentive Plan are: (i) to attract and retain qualified Service Providers that Baytex and its subsidiaries require; (ii) to promote a proprietary interest in Baytex by such Service Providers and to encourage such persons to remain in the employ or service of Baytex and its subsidiaries and put forth maximum efforts for the success of the business of Baytex and its subsidiaries; and (iii) to focus management of Baytex and its subsidiaries on operating and financial performance and long-term total shareholder return.
Incentive-based compensation such as the Share Award Incentive Plan is an integral component of compensation for Service Providers. The attraction and retention of qualified Service Providers has been identified as one of the key risks to Baytex's long-term strategic growth plan. The Share Award Incentive Plan is intended to maintain Baytex's competitiveness within the North American oil and gas industry to facilitate the achievement of its long-term goals. In addition, this incentive-based compensation is intended to reward Service Providers for meeting certain pre-defined operational and financial goals which have been identified for increasing long-term total shareholder return.
Overview
The Board of Directors of Baytex has delegated the authority to administer the Share Award Incentive Plan to the HRC Committee.

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Under the terms of the Share Award Incentive Plan, any Service Provider may be granted Restricted Awards or Performance Awards. In determining the Service Providers to whom Share Awards may be granted ("Grantees"), the number of common shares to be covered by each Share Award and the allocation of the Share Award between Restricted Awards and Performance Awards, the HRC Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)
the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the HRC Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)	the individual contributions and potential contributions of the Grantee to the success of Baytex;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;

(f)	the Fair Market Value or current market price of the common shares at the time of such Share Award; and

(g)	such other factors as the HRC Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Share Award Incentive Plan.
Grant Practice
Prior to 2019, the HRC Committee's practice was to issue common shares pursuant to restricted and performance awards as to one-sixth on the six month anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date). On December 14, 2018, the HRC Committee changed its practice and common shares issued in respect of awards granted after that date will be issued as to one-third every 12 months (with the last issuance to occur 36 months following the grant date).
On December 7, 2016, the HRC Committee changed its grant practice to provide that any share awards granted to directors in the future be in the form of restricted awards only (previously 80% performance awards and 20% restricted awards).
Restricted Awards
Each Restricted Award entitles the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued on dates determined by the HRC Committee.
Performance Awards
Each Performance Award entitles the holder to be issued the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such common shares to be issued on dates determined by the HRC Committee.
The Payout Multiplier is determined by the HRC Committee based on an assessment of the achievement of the pre-defined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan; and such additional measures as the HRC Committee shall consider appropriate in the circumstances. The Payout Multiplier for a particular

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period can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) or 2x (for first quartile ranking). For those Performance Awards where the issue date occurs beyond the first anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two, three or four preceding fiscal years, as applicable.
2019 AMENDMENT

The Share Award Incentive plan was amended to add a 0.5x multiplier. If a 0.5x multiplier was applied to a performance award on vesting, the holder of the performance award would receive one half of a common share for each performance award held. For performance awards granted after January 1, 2019, there are now five payout multipliers: 0x, 0.5x, 1x, 1.5x and 2x.

Dividend Equivalents
The Share Award Incentive Plan provides for cumulative adjustments to the number of common shares to be issued pursuant to Share Awards on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the dividend payment date.
Under the Share Award Incentive Plan, in the case of a non-cash dividend, including common shares or other securities or property, the HRC Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the Share Award holder and, if so provided, the form in which it shall be provided.
Limitation on Common Shares Reserved
The Share Award Incentive Plan provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding Share Awards shall not exceed a number of common shares equal to 3.8% of the aggregate number of issued and outstanding common shares.
Limitations on Share Awards
The aggregate number of Share Awards granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the Share Award Incentive Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all Share Awards granted to any one Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $150,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).
Issue Dates
If a Grantee is prohibited from trading in securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the issue date of a Share Award held by such Grantee falls within a Blackout Period, then the issue date of such Share Award shall be extended to the date that is three business days following the end of such Blackout Period.

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Payment of Share Awards
On the issue date, Baytex shall have the option of settling any amount payable in respect of a Share Award by any of the following methods or by a combination of such methods:

(a)	common shares issued from the treasury of Baytex; or

(b)
with the consent of the Grantee, cash in an amount equal to the aggregate Fair Market Value of such common shares that would otherwise be delivered in consideration for the surrender by the Grantee to Baytex of the right to receive such common shares under such Share Award.

The Share Award Incentive Plan does not provide for the provision of financial assistance by Baytex in respect of Share Awards granted thereunder.
Change of Control
In the event of a Change of Control of Baytex, the issue date(s) applicable to the Share Awards will be accelerated such that the common shares to be issued pursuant to such Share Awards will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the HRC Committee who would assess Baytex’s performance for the applicable period relative to the pre-established Corporate Performance Measures.
Under the Share Award Incentive Plan, a Change of Control means:

(a)	a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or

(b)
any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or

(c)	Incumbent Directors no longer constituting a majority of the Board; or

(d)
the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

(e)
the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the security holdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or

(f)
any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Share Award Incentive Plan;

Provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.

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2019 AMENDMENT

The Share Award Incentive Plan was amended to provide that a Change of Control has not occurred unless: (i) for non-officers, the Grantee's employment is terminated contemporaneously or within six (6) months of the effective date of the change of control; and (ii) for officers, they are entitled to a settlement payment pursuant to a change of control agreement with that officer.

Early Termination Events
Pursuant to the Share Award Incentive Plan, unless otherwise determined by the HRC Committee or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)
Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the issue date for all common shares awarded to such Grantee under any outstanding Share Award Agreements shall be accelerated to the Cessation Date, provided that the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the HRC Committee in all other cases, taking into consideration the performance of such Grantee and the performance of Baytex since the date of grant of the Share Award(s), may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee.

(b)
Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(c)
Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

2019 AMENDMENT

The Share Award Incentive Plan was amended to include the following provisions in the event of a non-officer retirement.

(d)
Retirement - If a Grantee (who is not an officer) provides six (6) months prior written notice of their retirement, is at least fifty five (55) and if they have: (i) provided five to 10 years of continuous service, they shall be entitled to retain all but their most recent grant of Share Awards; and (ii) provided more than 10 years of continuous service, they shall be entitled to retain all of their Share Awards, upon ceasing to be a Service Provider and signing a non-competition and non-solicitation agreement with the Corporation.

(e)
Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

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2019 AMENDMENT

The Share Award Incentive Plan was amended to include the following provisions in the event a non-management director ceases to be a director.

(e)
Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider for any reason, the issue date for all Share Awards held by such Non-Management Directors shall be accelerated to their Cessation Date.

Assignment
Except in the case of death, the right to receive common shares pursuant to a Share Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Share Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.
Amendment and Termination of Plan
The Share Award Incentive Plan and any Share Awards granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of Shareholders. Notwithstanding the foregoing, the Share Award Incentive Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the percentage of common shares reserved for issuance pursuant to Share Awards in excess of the limit currently prescribed in the Share Award Incentive Plan;

(b)
extend the issue date of any Share Awards issued under the Share Award Incentive Plan beyond the latest issue date specified in the Share Award Agreement (other than as permitted by the terms and conditions of the Share Award Incentive Plan);

(c)	permit a Grantee to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

(d)	change the limitations on the granting of Share Awards described above under "Limitations on Share Awards"; and

(e)	change the amending provision of the Share Award Incentive Plan.
In addition, no amendment to the Share Award Incentive Plan or any Share Awards granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any Share Award previously granted to such Grantee under the Share Award Incentive Plan.
Pension Plan Benefits
We do not have any pension plans for our employees. We have established a savings plan to assist employees in meeting their savings goals. See "Compensation Discussion and Analysis – How We Compensate Our Executives – Other Benefits".

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Employment Contracts
Baytex Energy has entered into agreements with each of the Named Executive Officers that provide for certain payments to be made in certain circumstances following the occurrence of a "change of control" of Baytex that have a double trigger. The agreements define a "change of control" in substantially the same manner as the Share Award Incentive Plan (see "Executive Compensation – Share Award Incentive Plan – Change of Control").
The agreements do not apply unless the double trigger change of control requirements set out in the agreement are satisfied. In all other circumstances, the Named Executive Officers' entitlements would be based on the common law, statute and the rights granted to such individuals under the Share Award Incentive Plan.
The following table shows the compensation arrangements that would be provided to the Named Executive Officers upon the occurrence of the termination events listed below.

Termination Event	Applies to	Arrangement
Change of Control and a subsequent Termination without Cause or Constructive Dismissal or Involuntary Relocation (1)	All Named Executive Officers
Base Salary: to receive 24 months base salary.
Bonus Consideration: to receive two times the annual bonus target plus a pro-rated amount for the portion of the current year worked.
Benefits Plans: to receive 24 times the monthly payments made by Baytex.
Share Awards: issue dates are accelerated to the date of the change of control.

Note:

(1)
If following the occurrence of a change of control, the officer does not continue to be employed at a level of responsibility and compensation at least commensurate with their level of responsibility and compensation immediately prior to the change of control or the officer is relocated to a location other than Calgary, Alberta, without their consent, the officer may, within six months following the date of the change of control, treat their employment as being terminated.

The following table sets forth the estimated incremental payments that would be made to each of the Named Executive Officers assuming that a change of control and termination of employment occurred on December 31, 2018.

Name	Severance Period (years)	Salary ($)	Bonus ($)	Benefits and Perquisites ($)	Share Award Value (1) ($)	Total Incremental Payment ($)
Edward D. LaFehr	2.0	1,150,000	1,150,000	137,802	1,435,960	3,873,762
Rodney D. Gray	2.0	700,000	560,000	87,915	855,550	2,203,465
Richard P. Ramsay	2.0	780,000	624,000	99,206	857,958	2,361,164
Brian G. Ector	2.0	590,000	324,500	77,372	397,638	1,389,510
Kendall D. Arthur	2.0	550,000	302,500	72,216	353,451	1,278,167
Note:

(1)
In the event of a change of control, the Share Award Incentive Plan provides that the issue date(s) applicable to the share awards will be accelerated such that the common shares to be issued pursuant to such share awards will be issued immediately prior to the date upon which the change of control is completed and the payout multiplier applicable to any performance awards shall be determined by the HRC Committee who would assess Baytex's performance for the applicable period relative to the pre-established Corporate Performance Measures. The amounts shown in the table are calculated by multiplying the number of restricted awards and performance awards by the closing price of the common shares on the TSX on December 31, 2018 ($2.41). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents on the underlying awards.

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Directors and Officers - Insurance and Indemnity Agreements
We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2018 was US$601,000.
In addition, we have entered into indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Our only active compensation plan under which share awards are being granted that would allow additional equity securities of Baytex to be issued is the Share Award Incentive Plan, which reserves for issuance a maximum of 3.8% of the issued and outstanding common shares at any given time. See "Executive Compensation – Share Award Incentive Plan".
Pursuant to the merger with Raging River, we became the successor to Raging River under Raging River's Legacy Plans. Although no new grants will be made under the Legacy Plans, holders of options and share awards granted under the Legacy Plans are entitled to receive our common shares on the exercise of such options and settlement of such awards in such number and, in the case of options, at such exercise prices, as to reflect the exchange ratio under the merger with Raging River. In the case of performance based awards, the performance multiplier was fixed at 1x. See "Schedule B - Legacy Long Term Incentive Plans" for further information with respect to these plans.
The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2018.

	Number of Common Shares to be Issued Upon Exercise of Options or Settlement of Share Awards	Weighted average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans
Share Award Incentive Plan (1)	6,016,568	n/a	15,037,723
Raging River award plan (2)	498,020	n/a	-
Raging River option plans (3)(4)	4,864,645	$6.72	-
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total (4)	11,379,233	n/a	15,037,723
Notes:

(1)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards and assumes a payout multiplier of 1x for the performance awards. As of March 14, 2019, there were 10,229,691 share awards outstanding under the Share Award Incentive Plan.

(2)
As at March 14, 2019, there were 484,916 awards outstanding under the Raging River Award Plan (after adjusting the quantity of awards outstanding based on the exchange ratio under the merger with Raging River).

(3)	With respect to the 4,864,645 options outstanding as at December 31, 2018, the weighted average term until expiry was 14.78 months.

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(4)
As at March 14, 2019, there were 4,533,560 options outstanding under the Raging River Award Plan (after adjusting the quantity of awards outstanding based on the exchange ratio under the merger with Raging River) and the weighted average term until expiry was 12.41 months. The weighted average price of these options was $6.74 as at March 14, 2019.

(5)	During the year ended December 31, 2018, 3,343,539 common shares were issued as payment for share awards previously granted under the Share Award Incentive Plan including dividend entitlements.
EQUITY OWNERSHIP
The following table summarizes the common shares and other securities beneficially owned, controlled or directed (directly or indirectly) by each of the Named Executive Officers, all other officers (as a whole) and our director nominees (as a whole) as of March 14, 2019 based on information provided by such individuals.

	Common Shares (1)		Performance Awards (2)		Restricted Awards (2)		Options Raging River (3)		Share Awards Raging River (4)		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Named Executive Officers
Edward D. LaFehr	464,444	1,072,866	859,875	1,986,311	214,969	496,578	-	-	-	-	3,555,755
Rodney D. Gray	267,202	617,237	502,988	1,161,902	167,663	387,302	-	-	-	-	2,166,441
Richard P. Ramsay	276,380	638,438	502,987	1,161,900	167,663	387,302	-	-	-	-	2,187,640
Brian G. Ector	151,074	348,981	186,208	430,140	100,267	231,617	-	-	-	-	1,010,738
Kendall D. Arthur	130,188	300,734	203,513	470,115	109,586	253,144	-	-	-	-	1,023,993
Total NEOs	1,289,288	2,978,256	2,255,571	5,210,368	760,148	1,755,943	-	-	-	-	9,944,567
Other Officers	2,134,860	4,931,527	1,323,093	3,056,345	642,418	1,483,986	942,405	-	273,586	659,342	10,131,200
Director Nominees	12,823,072	29,621,296	1,126	2,601	407,494	1,105,670	-	-	-	-	30,729,567
Total	16,247,220	37,531,079	3,579,790	8,269,314	1,810,060	4,345,599	942,405	—	273,586	659,342	50,805,334
Notes:

(1)	The value of the common shares was calculated by multiplying the number of common shares by the closing price of the common shares on the TSX on March 14, 2019 ($2.31).

(2)
The value of the performance awards and the restricted awards was calculated by multiplying the number of awards by the closing price of the common shares on the TSX on March 14, 2019 ($2.31). For performance awards, a payout multiplier of 1x was assumed. The calculated value does not include the value of dividend equivalents on the awards.

(3)
The number of options presented have been adjusted based on the exchange ratio under the merger with Raging River so that each option entitles the holder to acquire one common share. All outstanding options are out of the money and so have been valued at $0 in this table.

(4)
The number of awards presented have been adjusted based on the exchange ratio under the merger with Raging River so that each award could be settled for one common share. The value of the share awards was calculated by multiplying the number of common shares by the closing price of the common shares on the TSX on March 14, 2019 ($2.31).

OWNERSHIP GUIDELINES
The Board has established the following ownership guidelines for officers and directors. The Chief Executive Officer is required to acquire and hold common shares having a value of at least three times his annual base salary, with such ownership level to be attained within a period of three years from the date of appointment. All other officers of the Corporation are required to acquire and hold common shares having a value of at least one times their annual base salary, with such ownership level to be attained within a period of three years from the date of appointment. The Chairman of the Board and the independent directors are expected to own common shares having a value of at least three times: (i) the amount of their annual retainer; and (ii) the value of their annual grant under the Share Award Incentive Plan, with such ownership level to be

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attained within a period of three years from their date of their election/appointment. An officer or director can meet these guidelines if either the market value or the adjusted cost base of their common shares exceeds their ownership guideline.
The following tables set out the ownership value guideline for each Named Executive Officer, the Chairman of the Board and each director and whether they have met such guideline (as at March 14, 2019).

NAMED EXECUTIVE OFFICERS
	Principal Position	Ownership Value Guideline (1) ($)	Guideline Met (Y) or In Progress (IP) (2)
Edward D. LaFehr	President and Chief Executive Officer	1,725,000	Y
Rodney D. Gray	Executive Vice President and Chief Financial Officer	350,000	Y
Richard P. Ramsay	Executive Vice President and Chief Operating Officer	390,000	Y
Brian G. Ector	Vice President, Capital Markets	295,000	Y
Kendall D. Arthur	Vice President Heavy Oil	275,000	Y

DIRECTOR NOMINEES
	Principal Position	Ownership Value Guideline(1) ($)	Guideline Met (Y) or In Progress (IP) (2)
Neil J. Roszell	Chairman of the Board	750,000	Y
Mark R. Bly	Lead Independent Director	564,000	Y
Trudy M. Curran	Director	519,000	IP
Naveen Dargan	Director	540,000	Y
Gregory K. Melchin	Director	517,500	Y
Kevin D. Olson	Director	517,500	Y
David L. Pearce	Director	519,000	IP
Notes:

(1)	The ownership value guideline for the Named Executive Officers is based on 2018 base salaries. The ownership value guideline for directors is based on the director's retainers as at March 14, 2019.

(2)	Individuals are in compliance if either the market value or the adjusted cost base of their common shares (i.e., the amount paid to acquire the common shares) exceeds their ownership guideline.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Based on the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101") and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that six of our eight director nominees are independent. These six independent directors are: Mark R. Bly, Trudy M. Curran, Naveen Dargan, Gregory K. Melchin, Kevin D. Olson and David L. Pearce.

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Edward D. LaFehr is not considered to be independent as he currently serves as our President and Chief Executive Officer. Neil J. Roszell is not considered to be independent as he served as an executive officer of Raging River within the last three years. Under NI 58-101, Mr. Roszell will become independent on August 23, 2021. As Mr. Roszell will not be considered to be independent for a period of three years, we will continue to utilize a Lead Independent Director in our governance structure.
At each meeting of the Board and its committees, an opportunity is provided for the independent members to meet independently of the non-independent members and members of management (commonly referred to as an "in camera session"). During the year ended December 31, 2018, a total of 20 in camera sessions were held by the Board and its committees.
The Chairman of the Board is responsible for the overall management of the Board, including ensuring that the Board is organized properly, functions effectively and independent of management and meets its obligations and responsibilities. The Chairman of the Board maintains a liaison and communication with (i) the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees and (ii) our Chief Executive Officer to ensure that our Board receives adequate and regular updates from the Chief Executive Officer on all issues important to the welfare and future of Baytex. Our Chairman of the Board also ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances and assists with the director assessment process by meeting with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively.
Ray Chan was Chairman of the Board until the closing of the Raging River combination. Upon closing of the combination, Neil Roszell was appointed Chairman. Mr. Roszell is not independent due to the management role he held at Raging River. However, he is a significant shareholder and has a wealth of experience in the oil and gas industry.
Upon Mr. Roszell's appointment as non-independent Chairman, the Board concurrently appointed a Lead Independent Director. The Lead Independent Director's primary role is to act as a liaison between management and the independent directors to ensure the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities, including those matters set forth in the mandate of the Board. In this regard, the Lead Independent Director acts as chair of meetings of the Board in the absence of the Chairman of the Board, acts as chair of the in camera sessions held during meetings of the Board and ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances.
The Lead Independent Director role was originally held by Mr. Chan. However, following Mr. Chan's announcement of his decision to not stand for re-election, Mark Bly was appointed as Lead Independent Director effective March 5, 2019.
The following table lists the names of other reporting issuers on which our directors serve as a director (or the equivalent).

Director	Names of Other Reporting Issuers
Mark R. Bly	Vista Oil & Gas S.A.B. de C.V.
Trudy M. Curran	Riversdale Resources Ltd.
Naveen Dargan	None
Edward D. LaFehr	TransGlobe Energy Corporation
Gregory K. Melchin	Total Energy Services Inc. and ENMAX Corporation
Kevin D. Olson	Gear Energy Ltd.
David L. Pearce	None
Neil J. Roszell	None

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Meeting Attendance
The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2018.

DIRECTOR NOMINEES
	Meetings Attended / Meetings Held					Overall Attendance
	Board	Audit Committee	Human Resources and Compensation Committee	Reserves Committee (7)	Nominating and Governance Committee
Mark R. Bly	10/10	1/1	-	1/1	-	100%
Trudy M. Curran	10/10	4/4	4/4	1/1	1/1	100%
Naveen Dargan	10/10	5/5	2/2	1/1	-	100%
Edward D. LaFehr (1)	10/10	5/5	4/4	1/1	1/1	100%
Gregory K. Melchin	10/10	5/5	-	1/1	1/1	100%
Kevin D. Olson (2)	4/4	1/1	2/2	-	-	100%
David L. Pearce (2)	4/4	-	-	-	1/1	100%
Neil J. Roszell (2)(3)	4/4	1/1	2/2	-	1/1	100%

PREVIOUS/RETIRING DIRECTORS
James L. Bowzer (4)	6/6	-	-	1/1	-	100%
John A. Brussa (5)	1/1	-	-	1/1	-	100%
Gary R. Bugeaud (2)(6)	4/4	-	2/2	-	1/1	100%
Raymond T. Chan (3)(6)	10/10	4/4	4/4	1/1	-	100%
Edward Chwyl (4)	5/6	-	2/2	1/1	-	89%
R.E.T. (Rusty) Goepel (5)	1/1		-	-	-	100%
Mary Ellen Peters (4)	6/6	4/4	2/2	-	-	100%
Dale O. Shwed (4)	6/6	-	-	1/1	-	100%
Notes:

(1)	As President and Chief Executive Officer, Mr. LaFehr is typically invited to attend all committee meetings.

(2)	Was appointed as a Director on August 22, 2018.

(3)
During 2018, Mr. Chan served as Chairman of the Board until August 22, 2018 at which point he became the Lead Independent Director, Mr. Roszell was appointed the new Chairman of the Board on August 22, 2018. As Chairman, Mr. Chan and then Mr. Roszell were typically invited to attend all committee meetings.

(4)	Ceased to be a Director on August 22, 2018.

(5)	Did not stand for re-election to the Baytex Board of Directors in 2018, ceased to be a director on May 3, 2018.

(6)	Are not standing for re-election to the Baytex Board of Directors in 2019.

(7)	Members of the Audit Committee are invited to attend the meeting of the Reserves Committee where the year- end reserves evaluations are reviewed.
Board Mandate
Our Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of our Board is attached as Schedule A and is available on our website at www.baytexenergy.com.

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Board Committees
Our Board has four committees: the Audit Committee; the Human Resources and Compensation Committee; the Nominating and Governance Committee; and the Reserves Committee. No separate committees have been established to deal with health, safety and environmental matters as the Board has retained overall responsibility for them. At present, all of our committees are comprised solely of independent directors. Mr. Roszell (as Chairman) and Mr. LaFehr (as President and Chief Executive Officer) are invited to attend all committee meetings.
Due to the Raging River combination and the subsequent decision of Mr. Chan and Mr. Bugeaud to not stand for re-election, there was substantial change to our Board committees. A description of the membership changes along with a summary of the responsibilities of each committee is provided below. In addition, copies of the committee mandates are available on our website at www.baytexenergy.com.
Audit Committee
Current Committee: The members of the Audit Committee are currently Naveen Dargan (Chair), Gregory K. Melchin and Kevin D. Olson.
Committee Changes: On August 22, 2018, Mr. Bowzer and Ms. Peters resigned from the committee and Mr. Olson was appointed along with Mr. Bly. Mr. Bly resigned from the committee on March 5, 2019.
The committee's responsibilities include:

•
reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval;

•	recommending to the Board the appointment of external auditors and the terms of their engagement;

•	overseeing the work of the external auditors, including meeting with the external auditors independently of our management;

•	reviewing and approving all services to be provided by the external auditors;

•	reviewing annually with the external auditors their plan for the audit and, upon completion of the audit, their audit reports;

•	reviewing and discussing accounting and reporting policies and changes in accounting principles;

•	reviewing with the external auditors our internal control systems and procedures;

•	reviewing risk management policies and procedures;

•	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•	reviewing and approving hiring policies regarding employees and former employees of the present and former external auditors of the Corporation.
Human Resources and Compensation Committee
Current Committee: The members of the Human Resources and Compensation Committee are Mark R. Bly (Chair), Trudy M. Curran, and Kevin D. Olson.

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Committee Changes: On August 22, 2018, Mr. Chwyl and Ms. Peters resigned from the committee, Mr. Olson and Mr. Chan were appointed and Mr. Chan was appointed as Chair (in place of Mr. Chwyl). On February 15, 2019, Mr. Bugeaud resigned from the committee. On March 5, 2019, Mr. Chan resigned from the committee and Mr. Bly was appointed as Chair.
The committee's responsibilities include:

•
reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, making recommendations to the Board regarding substantive changes to such compensation policies and practices and overall philosophy;

•	reviewing and recommending to the Board the retainers and fees to be paid to members of the Board;

•	establishing the performance measures for the ensuing year for the short-term incentive plan;

•
reviewing and recommending to the Board the performance objectives for the ensuing year for the President and Chief Executive Officer of the Corporation (the "CEO") and, if appropriate, for the other officers;

•	in consultation with the Board, reviewing on an annual basis the performance of the CEO and to receive the CEO's appraisal of the performance of the other officers;

•
reviewing and recommending to the Board the compensation and benefits package and bonuses for the CEO and each of the other officers of Baytex and, in connection therewith, to receive and consider the CEO's recommendations for the other officers;

•
with respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the CEO's recommendation and to recommend to the Board such compensation and benefits package and bonuses in aggregate (with the allocation thereof to specific employees to be made by the CEO);

•	receiving and considering the CEO's recommendations for the type of long-term incentive plans to be utilized by Baytex and making recommendations in respect thereof to the Board;

•
administering the long-term incentive plans of Baytex in accordance with their terms, including establishing the performance measures for any performance awards and approving the granting of awards thereunder;

•	preparing and recommending to the Board any required disclosures of compensation practices to be included in the information circular - proxy statement;

•
reviewing the results of any shareholder advisory vote on our approach to executive compensation and consider whether any adjustments should be made to the compensation policies and practices as a result of such vote;

•
reviewing on an annual basis the management succession plan to ensure that qualified personnel will be available for succession to executive positions and report to the Board on the status of such plan annually;

•	reviewing industry, regulatory and compensation governance principles and their possible impacts on the Baytex's human resources policies and practices and make appropriate amendments; and

•
considering any other matters which would assist the directors in meeting their responsibilities, including adherence to any appropriate executive compensation disclosure and other requirements established by the Canadian securities regulatory authorities or other regulatory

52

bodies, and to this end, monitor, on a continuous basis, regulatory law and guidelines in respect of executive compensation matters.
Nominating and Governance Committee
Current Committee: The members of the Nominating and Governance Committee are Trudy M. Curran (Chair), Gregory K. Melchin, and David L. Pearce.
Committee Changes: On August 22, 2018, Mr. Bly resigned from the committee, Mr. Olson and Mr. Bugeaud were appointed and Mr. Bugeaud was appointed as Chair (in place of Mr. Melchin). On February 15, 2019, Mr. Bugeaud resigned from the committee and on March 5, 2019 Ms. Curran was appointed as Chair.
The committee's responsibilities include:

•	reviewing on a periodic basis the composition of the Board and its committees;

•	assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board;

•	recommending suitable candidates as nominees for election or appointment as directors;

•	assessing on a periodic basis the effectiveness of the Board and Management Diversity Policy;

•	developing, for the review and approval of the Board, a mandate for the Board and each of its committees;

•
developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Chairman of the Board, the Lead Independent Director, the chair of each of the Board committees and the CEO;

•	developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and share ownership guidelines; and

•	preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular - proxy statement.
Reserves Committee
Current Committee: The members of the Reserves Committee are David L. Pearce (Chair), Mark R. Bly and Naveen Dargan.
Committee Changes: On August 22, 2018, Mr. Shwed, Mr. Chwyl and Mr. Bowzer resigned from the committee, Mr. Pearce, Mr. Dargan and Mr. Chan were appointed and Mr. Pearce was appointed as Chair (in place of Mr. Shwed). On March 5, 2019, Mr. Chan resigned from the committee.
The committee's responsibilities include:

•
providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year;

•	if a change in the Independent Evaluator is proposed, determining the reason(s) therefor and whether there have been any disputes with management;

•	with respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for

53

providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator;

•
providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith; and

•
reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and making a recommendation to the Board as to whether to approve the disclosure and/or filing of such information.

Succession Planning
The Board is responsible for succession planning for our senior officers. The Board meets with the CEO at least annually to review succession plans and candidates for all senior officer positions, including the CEO role. This review includes an assessment of each individual's strengths and development requirements, an estimate as to when they may be prepared to accept such a role change and any current plans for their career development. The Board also meets in camera (without the CEO present) to discuss candidates that have been identified as potential successors. A recent example of succession planning was the appointment of Edward D. LaFehr as President in July 2016. Mr. LaFehr succeeded Mr. Bowzer as CEO upon his retirement in May 2017.
With respect to Board succession, the Nominating and Governance Committee is responsible for reviewing on a periodic basis the composition of the Board and recommending suitable candidates as nominees for election or appointment as directors. As part of this process, the Nominating and Governance Committee identifies the competencies and skills that are required for the Board in light of the corporate strategy. The Nominating and Governance Committee then compares the required competencies and skills to those of each existing director in order to identify areas of need. The Nominating and Governance Committee periodically canvasses each director about their plans for continuing to serve on the Board in order to identify and plan for director retirements.
Orientation and Continuing Education
Upon joining the Board, a new director is provided with a directors' information binder which includes a copy of the mandate of the Board and each of its committees, the Terms of Reference for the Chairman of the Board, the Chair of each Board committee and the CEO, our corporate policies and our by-laws. Immediately upon closing of the Raging River transaction in August, our Board met to receive a detailed presentation on the combined assets of the Company from management and to approve an updated capital expenditure budget and production guidance. This meeting was followed shortly thereafter by a day long strategy session at which members of the Board were provided with detailed asset development plans for each business unit along with a summary of the pro forma and operating characteristics of the combined entity. These meetings allowed the continuing Baytex directors and new directors added from Raging River to learn about both the new assets and the new management members being brought together as a result of the merger. When new directors join the Board on an individual basis (as with Ms. Curran and Mr. Bly) we will provide a more tailored orientation process in order to ensure they are adequately informed about the Company and its operations.
Each of our directors has the responsibility for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a Director. As part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business, regulatory requirements, new

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developments which may affect the oil and gas industry, corporate governance and market conditions. In addition, the individual Directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.
Listed below are some examples of information that is typically made available to our Directors:

•	The Audit Committee receives quarterly updates on emerging trends and issues in accounting and financial reporting from management and our external auditors.

•	The Audit Committee receives quarterly updates on risk management activities and the outlook for petroleum and natural gas prices.

•	Members of the Audit Committee are invited to attend the meeting of the Reserves Committee where the annual reserves evaluations are reviewed.

•	The Nominating and Governance Committee receives an annual update on corporate governance best practices from management.

•
Our directors attend an annual strategy session with management. In 2018, the strategy session included a presentation from a leading investment bank on the markets perspective of the new (post-merger) Baytex and potential capital markets strategies available to the Company.

Two of our directors, Ms. Curran and Mr. Melchin, have received the ICD.D designation from the Institute of Corporate Directors. Ms. Curran is a member of the executive committee of the Calgary chapter of the Institute of Corporate Directors and in this role participates in the planning and delivery of various chapter education events. Mr. Melchin is a Chartered Professional Accountant. In order to maintain this designation, they are required to complete a minimum amount of professional development activities each year.
Retirement Policy / Board Tenure
We do not have a formal retirement policy for our directors or officers or a policy for term limits for our directors. We believe it is important that directors understand our industry and our business and this requires a certain length of tenure on the Board. We also want diverse viewpoints and those often come from newer directors. It is important to achieve an appropriate balance of both to ensure that the Board functions effectively. There are eight Director nominees who have an average tenure of 4.5 years on the Board. The tenure of the Director nominees is summarized below:

•	12.5 percent (one director) has been on the Board for greater than 15 years;

•	12.5 percent (one director) has been on the Board for a period of more than 10 years but less than 15 years; and

•	75 percent (six directors) have been on the Board for less than 5 years.
Ethical Business Conduct
Our Board has adopted a code of business conduct and ethics (the "Code") that applies to all employees, consultants, officers and directors of Baytex. A copy of the Code is accessible on the SEDAR website at www.sedar.com (filed February 22, 2012) and on our website at www.baytexenergy.com. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board. There have been no material change reports filed since the beginning of our last financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.
In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.

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Our Audit Committee has also adopted a statement on reporting ethical violations which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct. A copy of our statement on reporting ethical violations is accessible on our website at www.baytexenergy.com.
Nomination of Directors
The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become Board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders. This committee has written terms of reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.
In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole (taking into account the corporate strategy), the competencies and skills that each existing director possesses, the competencies and skills each new nominee will bring to the position and whether or not each new nominee contributes to the diversity in gender, age and ethnicity of the Board. The committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a Board member.
Assessments
We have established a process for assessing the effectiveness of the Board, its committees and individual directors. On an annual basis, each director completes the Board and committee assessment survey (to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees). As a follow-up to the written survey, the Chairman of the Board meets with each director individually.
In addition to the annual assessment described above, every second year each director completes the director peer and self-assessment survey and the Chairman of the Board assessment survey. The results of the director peer and self-assessment survey are provided to the Chairman of the Board who meets with each director individually to discuss any issues with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board. The results of the Chairman of the Board assessment survey (and the results of the director peer and self-assessment survey for the Chairman of the Board) are provided to the Chair of the Nominating and Governance Committee who meets with the Chairman of the Board to discuss the results and identify any action items.
In June 2018, under the direction of the Nominating and Governance Committee, each director completed the Board and committee assessment survey. As a follow-up to the written survey Mr. Chan, then the Chairman of the Board, discussed the results of the survey with each of those directors who were continuing as Directors following the Raging River merger. In December of 2018, the Nominating and Governance Committee provided the directors a Board and committee assessment survey. Each director completed this survey and Mr. Roszell, our new Chairman, discussed the results of the survey with each director individually. The results of the survey were also discussed at a Nominating and Governance Committee meeting held in February, 2019 and taken into account when the Nominating and Governance Committee made its recommendation to the Board of the directors to be nominated for election at this year's shareholder meeting and for the composition of the Board committees that were revised on March 5, 2019 as a result of Mr. Chan and Mr. Bugeaud not standing for re-election.

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Diversity Policy
In March 2015, the Board adopted a written Board and Management Diversity Policy (the "Diversity Policy"). The Diversity Policy is applicable to both director and executive officer appointments and recognizes that it is in the best interest of the Corporation and all of its stakeholders to have diversity in gender, age and ethnicity within our Board and management. Accordingly, the Mandate and Terms of Reference for the Nominating and Governance Committee includes as a specifically enumerated requirement that, when recommending individuals for appointment or election to the Board, the committee consider whether or not the candidate would contribute to the diversity in gender, age and ethnicity of the Board. Whether or not the candidate contributes to the diversity in gender, age and ethnicity of management will also be considered when executive officer appointments are made. To ensure that the Diversity Policy is effectively implemented, the Nominating and Governance Committee will periodically assess its effectiveness and, if required, recommend changes.
Having reviewed the effectiveness of the Diversity Policy this year, the Board amended the Diversity Policy in December of 2018 to specifically state that: (i) the Board will actively seek out women when considering potential new candidates for the Board and when conducting its Board renewal process; and (ii) the Board encourages the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Corporation. The Board also amended the Diversity Policy to include a written target of having not less than twenty percent (20%) of the directors of Baytex be women by year-end 2020.
Assuming that all director nominees are elected as contemplated in this information circular – proxy statement, two of eight (25%) of the directors on the Board will impart ethnic and gender diversity and one of eight (12.5%) of the directors on the Board will be a woman.
Baytex has not yet adopted a target for the number of women in executive management positions. Baytex is committed to having a diverse workplace in which women and other individuals of diverse backgrounds will have the opportunity to succeed. Baytex believes that this commitment and its Diversity Policy will be effective in allowing individuals of diverse backgrounds and women advance to leadership positions. Currently, none of the eleven officers of Baytex and its material subsidiaries is a woman but, of Baytex's non-executive management, 12 of 42 (29%) are women.
Position Descriptions
Our Board has developed written position descriptions for the Chairman of the Board, the Lead Independent Director, the Chair of each of the Board committees and the CEO.
Shareholder Engagement
Baytex conducts an active shareholder engagement program through a variety of means. Baytex communicates regularly with shareholders through annual and quarterly reports, news releases, its corporate responsibility report, through Baytex’s website www.baytexenergy.com and through other disclosure and regulatory documents filed on SEDAR at www.sedar.com. Baytex’s management team regularly attend investor conferences and meets with institutional shareholders. Baytex webcasts its annual shareholders meeting as well its quarterly conference calls. Further, investors may contact Baytex’s investor relations department by letter, e-mail or phone on a continuing basis.
The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholder on matters of governance. Those shareholders, employees and other interested parties wishing to communicate directly with the Board on questions or concerns related to compensation and governance may do so through the Chairman of the Board or the Chair of either the Human Resources and Compensation Committee or the Nominating and Governance Committee.

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You can contact us by writing to Baytex Energy, 2800, 520 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, by email at investor@baytexenergy.com or by telephone at 1-800-524-5521.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than in connection with the Raging River merger as disclosed in the joint information circular of Baytex and Raging River filed on SEDAR on July 20, 2018 and except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON
Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.
ADDITIONAL INFORMATION
Our financial information is provided in our audited consolidated financial statements for the year ended December 31, 2018 and the related management's discussion and analysis of operating and financial results, which are contained in our 2018 annual report. Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to our external auditors in 2018. Copies of our annual report, annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.
OTHER MATTERS
Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.
Dated: March 14, 2019

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SCHEDULE A
BAYTEX ENERGY CORP.
BOARD OF DIRECTORS
MANDATE AND TERMS OF REFERENCE

ROLE AND OBJECTIVE
The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation. In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as "Baytex". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.
The objectives of the Board are to:

•	in consultation with the President and Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.
MEMBERSHIP

1.
The Board shall be comprised of not less than three members, a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").

2.
The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.

3.	The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.

4.
Board members should offer their resignation from the Board to the Chairman of the Board (the "Chairman") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under the Criminal Code or securities legislation).

RESPONSIBILITIES
Without limiting the generality of the foregoing, the Board will perform the following duties:
Strategic Direction and Capital and Financial Plans

1.	Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:

(a)	be designed to achieve Baytex's principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Baytex's business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans.

2.
Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.

3.	Approve acquisitions and dispositions in excess of expenditure limits established by the Board.

4.	Monitor the appropriateness of Baytex's capital structure, including:

(a)	approving the borrowing of funds and the establishment of credit facilities; and

(b)	approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.

5.	Approve the cash dividends to be paid on the shares of the Corporation.

6.	Approve all matters relating to a take-over bid for the securities of the Corporation.
Finances and Controls

1.
Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.

2.
Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.

3.	In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.

4.
In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.

5.	Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.

6.	Ensure that information relating to the Corporation's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.

7.
In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

8.	Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.

9.	Approve any material contracts to be entered into by Baytex.

10.	Recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as its auditors.
Human Resources

1.	Monitor overall human resources policies and procedures, including compensation and succession planning.

2.	Develop a position description for the CEO.

3.	Appoint the CEO and determine the terms of the CEO's employment with Baytex.

4.	Evaluate the performance of the CEO at least annually.

5.	In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.

6.	Develop a system under which succession to senior management positions will occur in a timely manner.

7.	Approve any proposed significant change in the management organization structure of Baytex.

8.	Approve all retirement plans for officers and employees of Baytex.

9.	Review annually the adequacy and form of the compensation of directors.
Governance

1.	Develop position descriptions for the Chairman and, if applicable, the Lead Independent Director.

2.	Select nominees for election to the Board.

3.	Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a)	appointing a Chairman and, if applicable, Lead Independent Director of the Board;

(b)	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

(c)	defining the mandate and terms of reference for each committee of the Board;

(d)	developing a position description for the chair of each committee of the Board;

(e)
ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman, Executive Chairman and the Lead Independent Director of the Board, as applicable, the Board as a whole, each committee of the Board and each director; and

(f)	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.

4.	Review annually the composition of the Board and its committees.
General

1.	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.	The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.
MEETINGS AND ADMINISTRATIVE MATTERS

1.
At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

2.
The Chairman (or Executive Chairman) shall preside at all meetings of the Board, unless the Chairman (or Executive Chairman) is not present, in which case the Lead Independent Director shall act as chairman for purposes of the meeting.

3.	A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.

4.	Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Chairman may determine.

5.	Agendas, approved by the Chairman, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

6.
The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chairman of the meeting.

7.	At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.

8.	Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.

9.	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.
Approved by the Board of Directors on December 8, 2014

SCHEDULE B
LEGACY LONG TERM INCENTIVE PLANS
Pursuant to the merger with Raging River, we became the successor to Raging River under Raging River's 2012 Option Plan and Raging River's 2016 Option Plan (collectively, the "Raging River Option Plans") and Raging River's award plan (the "Raging River Award Plan" and, together with the Raging River Option Plans, the "Legacy Plans"). Although no new grants will be made under the Legacy Plans, holders of options and share awards granted under the Legacy Plans are entitled to receive our common shares on the exercise of such options and settlement of such awards in such number and, in the case of options, at such exercise prices, as to reflect the exchange ratio under the merger with Raging River. In the case of performance based awards, the performance multiplier has been fixed at 1x.
The following is a summary of the key terms of the Raging River Option Plans and the Raging River Award Plan that continue to be applicable.
Raging River Option Plans
Raging River's 2016 Option Plan (the "New Option Plan") and the options ("Options") issuable thereunder were approved by shareholders at Raging River's annual and special meeting of shareholders held on May 10, 2016. Following the approval of the New Option Plan, no further grants of options were made under Raging River's 2012 Option Plan (the "Old Option Plan").
A copy of the New Option Plan was filed on Raging River's SEDAR profile at www.sedar.com under the heading "Other" on April 6, 2016. The following description of the New Option Plan is qualified, in its entirety, by the terms of the New Option Plan. Capitalized terms used in this section and not otherwise defined herein are defined in the New Option Plan.
Options granted under the New Option Plan do not entitle the holder to any rights as a securityholder.
Currently, all Options granted under the New Option Plan have a term of 3.5 years.
Unless otherwise determined by the board, Options shall vest equally on the first, second and third anniversaries of the date of grant. The exercise price of Options shall not be less than the closing price of our common shares on the TSX on the trading day immediately preceding the date of grant of Options (the Market Price) or such other minimum price as may be required by the TSX.
In addition to the typical exercise method of issuing common shares to the holder in exchange for the payment of the exercise price of the Option, the New Option Plan also allows Options, if permitted by the Market Price on the date of exercise into the difference between the Market Price and the exercise price of such Options. Additionally, any Grantee may make an offer to us, at any time, for the disposition and surrender by the same to us (and the termination thereof) of any of the Options granted under the New Option Plan for an amount not to exceed Market Price (as of the date of the exercise) less the exercise price of the Options and we have the sole discretion as to whether to accept such offer.
Our board has discretion to make amendments to the New Option Plan which it may deem necessary, without having to obtain shareholder approval provided that in all cases it does not make any of the following amendments without first obtaining approval of the shareholders: (i) increase the percentage of the issued and outstanding common shares that are available to be issued pursuant to granted and outstanding Options at any time above the limits contained in the New Option Plan; (ii) increase the number of common shares that may be issued to Insiders above the restrictions contained in the New Option Plan; (iii) permit non-management directors to participate in the New Option Plan or in any other way permit non-management directors to become eligible to receive Options under the New Option Plan; (iv) extend the expiry date of any outstanding Options under the New Option Plan; (v) make any reduction in exercise price of an Option or permit a reduction in the exercise price of an Option granted under the New Option Plan by the cancellation and immediate re-issue of Options or other entitlements; (vi) permit the transfer or assignment of Options except in the case of death of a Grantee; or (vii) amend the amendment provisions of the New Option Plan.
Under the New Option Plan, in case of a Grantee's death, the Grantee's personal or legal representative may within twelve months from the date of death and prior to the expiry time of the Options, exercise Options which were vested within such period after which time any remaining Options shall terminate and become null and void. In addition, if a Grantee ceases to be an officer, employee or consultant of us (other than as a result of death), and the date on which the Grantee ceases to be an officer, employee or consultant of us (Termination Date) is prior to the expiry date of the Option, all Options held by the Grantee which have vested as of the Termination Date shall be forfeited by the Grantee effective on the earlier of: (a) the expiry date; and (b) the date that is 90 days from the Termination Date, and all Options which have not vested as of the Termination Date shall become null and void. These provisions are subject to any alternative arrangements that may be contained in a separate Option agreement or employment agreement between the corporation and a particular Grantee.
If a Change of Control occurs prior to the date on which we pay cash or issues common shares to the Grantee in respect of an outstanding Option and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, all Options shall vest and if such termination occurs prior to, or at the effective time of such Change of Control, the Grantee shall be entitled to exercise all Options held by the Grantee until immediately prior to the Change of Control and if such termination occurs following the Change of Control, the Grantee shall be entitled to exercise all such Options until the date that is 90 days after the Termination Date.
Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason, all Options held by the Grantee shall vest and the Grantee shall be entitled to exercise all Options held by such Grantee until the date that is 90 days after the Grantee's Termination Date. Good Reason is defined in the New Option Plan to mean any materially adverse change by the corporation without the agreement of the Grantee, in any of the Grantee's duties, powers, rights, salary, title or lines of reporting such that immediately after such change or series of changes, the responsibilities and status of such Grantee, taken as a whole, are fundamentally diminished compared to those assigned to the Grantee immediately prior to such changes or series of changes, or any other reason that would be considered to be constructive dismissal by a court of competent jurisdiction.
If we complete a transaction or a series of transactions whereby we, substantially all of our common shares or substantially all of our property or assets become the property or assets of another person (the Continuing Entity) we and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Options remain outstanding following the completion of the transactions and the Continuing Entity will assume all of our covenants and obligations under the New Option Plan, the outstanding Options and the Option agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of ours under the New Option Plan, and we will be relieved of our obligations thereunder.
Raging River Award Plan
On April 4, 2016, the board of directors of Raging River approved the adoption of the Raging River Award Plan (the "Award Plan"). On May 10, 2016, the shareholders approved the Award Plan and the securities issuable thereunder.
A copy of the Award Plan was filed on Raging River's SEDAR profile at www.sedar.com under the heading "Other" on April 6, 2016. The following description of the Award Plan is qualified, in its entirety, by the terms of the Award Plan. Capitalized terms used in this section and not otherwise defined herein are defined in the Award Plan.
Awards initially have a notional value equivalent to the value of a common share. Restricted Awards vest on the first, second and third anniversaries of the date of grant, and are paid out on the vesting date, unless otherwise determined by the board, and subject to certain other events described below. No payment may be made upon settlement of the Restricted Awards on a date following December 10 of the third calendar year following the year in which the Restricted Award was granted (the Expiry Date). Upon vesting, each Restricted Award will be paid out in cash or by the issuance of common shares at the election of the board. If paid out in cash each Restricted Award will have a value equal to the closing price of the common shares on the trading day immediately prior to the payment date multiplied by the number of common shares underlying the Restricted Award, as adjusted for dividends paid on the common shares while such Restricted Award was outstanding. If the board elects to pay out the Restricted Awards in shares, Raging River will issue the number of fully paid and non-assessable common shares underlying such Restricted Award subject to adjustments for dividends. In addition, the board may elect to settle Restricted Awards by purchasing common shares on the TSX and providing such common shares to the holder of such Restricted Awards.
Performance Awards vest on the later of the completion of the Performance Period applicable to such Performance Award and the third anniversary of the date of grant of such Performance Award and are paid out on the vesting date, unless otherwise determined by the board and subject to certain other events described below. No payment may be made upon settlement of the Performance Awards on a date following the Expiry Date. At the time of payout, the board will apply a "Payout Multiplier" to the Performance Award grant. Pursuant to the merger with Baytex, the Payout Multiplier has been fixed at 1.0.
Upon vesting, each Performance Award will be paid out in cash or common shares at the election of the board. If paid out in cash, each Performance Award will have a value equal to the closing price of the common shares on the trading day immediately prior to the payment date multiplied by the number of common shares underlying the Award, as adjusted for the Payout Multiplier and dividends paid on the common shares while such Performance Award was outstanding. If the board elects to pay out the Performance Awards in shares, Raging River will issue the number of fully paid and non-assessable common shares underlying such Performance Awards as adjusted for the Payout Multiplier and dividends paid on the common shares while such Performance Award was outstanding. In addition, the board may elect to settle Performance Awards by purchasing common shares on the TSX and providing such common shares to the holder of such Performance Awards.
Under the Award Plan, in case of a Grantee's death, we will make a cash payment or issue common shares to such employee's legal representatives in respect of any Awards held by the Grantee that have vested or that are scheduled to vest within the twelve month period following the date of death of the Grantee and the Payout Multiplier applicable to any Performance Award held by the Grantee at the time of death shall be determined by the board in its sole discretion. In addition, if a Grantee ceases to be an officer, employee or consultant of Raging River, all Awards granted to such Grantee under the Award Plan which have not otherwise vested will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee as at the date such Grantee ceased to be an officer, employee or consultant (the Termination Date). These provisions are subject to any alternative arrangements that may be contained in a separate Award agreement or employment agreement between the corporation and a particular Grantee.
If a Change of Control occurs prior to the date on which the corporation pays cash or issues common shares to the Grantee in respect of an outstanding Award and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, the Payment Date for all such Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Termination Date and the Payout Multiplier shall be determined by the board acting reasonably. Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason, the Payment Date for all such Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Termination Date and the Payout Multiplier shall be determined by the board acting reasonably. Good Reason is defined in the Award Plan to mean any materially adverse change by the corporation without the agreement of the Grantee, in any of the Grantee's duties, powers, rights, salary, title or lines of reporting such that immediately after such change or series of changes, the responsibilities and status of such Grantee, taken as a whole, are fundamentally diminished compared to those assigned to the Grantee immediately prior to such changes or series of changes, or any other reason that would be considered to be constructive dismissal by a court of competent jurisdiction.

If we complete a transaction or a series of transactions whereby we, substantially all of the common shares or substantially all of our property or assets become the property or assets of another person (the Continuing Entity) we and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Awards remain outstanding following the completion of the transactions and the Continuing Entity will assume all of our covenants and obligations under the Award Plan, the outstanding Awards and the Award agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of ours under the Award Plan, and we will be relieved of its obligations thereunder.
Pursuant to the terms of the Award Plan, the board may, at any time, without the approval of the shareholders suspend, discontinue or amend the Award Plan or an Award made thereunder provided that unless a holder of Awards otherwise agrees, the board may not suspend, discontinue or amend the Award Plan or amend any outstanding Award in a manner that would adversely alter or impair any Award previously granted to such holder. Further, the board may not, without the consent of the shareholders amend the Award Plan or Award to: (i) increase the percentage of issued and outstanding common shares that are available to be issued pursuant to granted and outstanding Awards; (ii) increase the common shares that may be issued to Insiders of the corporation under the Award Plan; (iii) permit non-management directors to be eligible recipients under the Award Plan or in any other way permit non-management directors to become eligible to receive Awards under the Award Plan; (iv) extend the Expiry Date of any Award granted under the Award Plan; (v) permit the transfer or assignment of Awards; or (vi) amend the amendment provisions of the Award Plan.

SCHEDULE C
ADVISORY STATEMENTS
Forward Looking Statements

Certain statements in this information circular are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.

Specifically, this information circular contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; that our company is a top-tier North American oil producer with a strengthened balance sheet and an impressive suite of high quality assets; that we will continue to review our programs and make changes that will further our primary goal - shareholder returns; that changes to our share award incentive plan will increase the link between pay for performance; that the updated short-term incentive plan corporate performance scorecard for 2019 will create more focus on value creation and that debt metric and strategic developments are areas of focus for the Corporation; that three year 2P recycle ratio is aligned with value generation that drives shareholder returns; that we will continue to have a lead independent director and the director orientation process we will follow when new directors join the Board.

Statements relating to reserves are also deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that they can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided.

All forward-looking statements are based on Baytex's beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2018. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management's assessment of all information available at the relevant time.

Oil and Gas Advisories

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"Operating netback" is equal to petroleum and natural gas sales less blending expense, royalties, production and operating expense and transportation expense divided by barrels of oil equivalent sales volume for the applicable period. Our determination of operating netback may not be comparable with the calculation of similar measures for other entities. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis and is a key measure used to evaluate our operating performance.

"F&D costs" are calculated as total exploration and development expenditures (excluding acquisition and divestitures and including changes in future development capital) divided by reserves additions from exploration and development activity.

All reserves data has been extracted from our annual reserve reports prepared by independent reserves evaluators in compliance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil

and Gas Evaluation Handbook. Summaries of those reserve reports are contained in the company's Annual Information Form filed on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the company’s gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.

Non-GAPP Financial Measures

Financial data contained within this document is reported in Canadian dollars, unless otherwise stated.

This information circular includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards. This information circular also includes certain oil and gas metrics which do not have standardized meanings. These financial measures and oil and gas metrics are considered non-standardized measures or non-GAAP financial measures and therefore are unlikely to be comparable with similar measures presented by other issuers.

For additional information on non-standardized and non GAAP financial measures, please see the Management’s Discussion and Analysis, dated March 5, 2019, of Baytex’s operating and financial results as at and for the three months and year ended December 31, 2018. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.baytexenergy.com.

Non-standardized and non-GAAP financial measures referenced in this document include:

"Adjusted funds flow" is calculated as cash flow from operating activities adjusted for changes in non-cash operating working capital and asset retirement obligations settled. Our determination of adjusted funds flow may not be comparable to other issuers. We consider adjusted funds flow a key measure of performance as it demonstrates our ability to generate the cash flow necessary to fund capital investments, debt repayment, settlement of our abandonment obligations and potential future dividends. In addition, we use the ratio of net debt to adjusted funds flow to manage our capital structure. We eliminate changes in non-cash working capital and settlements of abandonment obligations from cash flow from operations as the amounts can be discretionary and may vary from period to period depending on our capital programs and the maturity of our operating areas. The settlement of abandonment obligations are managed within our capital budgeting process which considers available adjusted funds flow. For a reconciliation of adjusted funds flow to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2018.

"E&D Capital Spend" is calculated as additions to exploration and evaluation assets combined with additions to oil and gas properties. We use E&D capital spend to measure and evaluate the performance of our capital programs. The total amount of E&D capital spend is managed as part of our budgeting process and can vary from period to period depending on the availability of adjusted funds flow and other sources of liquidity.

"Enterprise value" is market capitalization plus net debt where market capitalization is calculated by multiplying the trading price for the common shares by the number of shares outstanding and net debt is the sum of monetary working capital (which is current liabilities (excluding current financial derivatives and onerous contracts)) and the principal amount of long-term notes and bank loans.

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